AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 5, 1997
                                               REGISTRATION NO. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         -----------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                                     AVIRON
             (Exact name of Registrant as specified in its charter)

         DELAWARE                                           77-0309686
(State or other jurisdiction of                  (I.R.S. Employer Identification
incorporation or organization)                             Number)

                         ------------------------------
                           297 NORTH BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-6500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                _______________
                             J. LEIGHTON READ, M.D.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           297 NORTH BERNANDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-6500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                _______________
                                   COPIES TO:

                            ALAN C. MENDELSON, ESQ.
                            ROBERT J. BRIGHAM, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000
                                _______________
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                                _______________
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is filed in a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                _______________
                        CALCULATION OF REGISTRATION FEE

                                                         PROPOSED MAXIMUM             PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF            AMOUNT TO BE             OFFERING                    AGGREGATE                AMOUNT OF
SECURITIES TO BE REGISTERED           REGISTERED         PRICE PER SHARE (1)          OFFERING PRICE (1)      REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $0.001 par value         1,714,286            $21.94                    $37,611,434.84          $11,095.37
====================================================================================================================================

(1) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market System on December 3, 1997.
                          ----------------------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED DECEMBER 5, 1997

PROSPECTUS

                                1,714,286 SHARES


                                     AVIRON


                                  COMMON STOCK

                              ___________________

     This Prospectus relates to 1,714,286 shares of Aviron ("Aviron" or the "Company") Common Stock, par value $.001 (the "Common Stock"), which are being offered and sold by a certain stockholder of the Company (the "Selling Stockholder"). The Selling Stockholder, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market or in privately negotiated transactions or in a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at a price related to such prevailing prices or at negotiated prices. The Selling Stockholder may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (which compensation to a particular broker-dealer may be in excess of customary commissions). The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. See "Selling Stockholder" and "Plan of Distribution."

     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "AVIR." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on December 4, 1997 was $22.25 per share.

                              ____________________

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.  SEE "RISK FACTORS" ON PAGES 8-19.
                             _____________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


     No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $45,000. The aggregate proceeds to the Selling Stockholder from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."

     The Selling Stockholder and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. The Company has agreed to indemnify the Selling Stockholder and certain other persons against certain liabilities, including liabilities under the Act.

The date of this Prospectus is ___________ __, ____

   No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.


                            ADDITIONAL INFORMATION

     A Registration Statement on Form S-3 relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and copies of all or any part thereof may be obtained from the Public Reference Branch of the Commission upon the payment of certain fees prescribed by the Commission. The Commission maintains a World-Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison St., Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission under the Exchange Act (File No. 0-20815) are hereby incorporated by reference into this Prospectus:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed on or about March 26, 1997, including all material incorporated by reference therein;

     (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, filed on or about May 15, 1997, including all material incorporated by reference therein;

     (c) The Company's Current Report on Form 8-K dated April 16, 1997, filed on or about July 21, 1997;

     (d) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, filed on or about August 13, 1997, including all material incorporated by reference therein;

     (e) The Company's Current Report on Form 8-K dated October 8, 1997, filed on or about October 10, 1997; and

     (f) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997, filed on or about November 14, 1997, including all material incorporated by reference therein.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to: Investor Relations, Aviron, 297 North Bernardo Avenue, Mountain View, California 94043.

                                    SUMMARY

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus or incorporation by reference in this Prospectus.

                                  THE COMPANY

     Aviron is a biopharmaceutical company whose focus is the prevention of disease through innovative vaccine technology. The Company's goal is to become a leader in the discovery, development, manufacture and marketing of live virus vaccines which are sufficiently cost effective to justify their use in immunization programs targeting the general population. Live virus vaccines, such as those for smallpox, polio, measles, mumps and rubella, have had a long record of success in preventing, and in some cases eliminating, disease.

     The Company's lead product candidate, a live cold adapted intranasal influenza vaccine, was recently shown to provide a high protection rate against influenza, with minimal adverse effects, in a pivotal Phase III clinical trial in children. Aviron is developing this vaccine for administration to children, healthy adults and the elderly and high risk individuals. The Company recently filed an Investigational New Drug Application ("IND") for a live intranasal vaccine for Parainfluenza Virus Type 3 ("PIV-3") and the Company plans to initiate Phase II clinical trials for this vaccine candidate by the end of 1997. The Company is also developing a subunit vaccine for Epstein-Barr Virus ("EBV"), in collaboration with SmithKline Beecham Biologicals, S.A. ("SmithKline Beecham"), which entered Phase I clinical trials in Europe in December 1997. In addition, Aviron is using its proprietary "Rational Vaccine Design" technology to discover new live virus vaccines. Rational Vaccine
Design involves the deletion or modification of virulence proteins, the alteration of the virus' genetic control signals to slow down its replication, or the addition of antigenic information to enhance the virus' stimluation of the immune system. The Company is applying this technology to develop vaccine candidates for the prevention of influenza in elderly persons and diseases caused by Cytomegalovirus ("CMV"), Herpes Simplex Virus Type 2 ("HSV-2") and Respiratory Syncytial Virus ("RSV").

     Influenza. Influenza affects 35 to 50 million Americans each year resulting in approximately 20,000 deaths annually, primarily in the elderly, despite the availability of an injectable inactivated vaccine that has been reported to be 60% to 90% effective. The United States Food and Drug Administration (the "FDA") estimates that approximately 75 million doses of the injectable influenza vaccine were manufactured for use in the United States in 1996. Experts suggest that, although over half of Americans at high risk for complications from influenza receive the annual influenza vaccine, relatively few of the 70 million children under the age of 18 are vaccinated.

     In July 1997, the National Institute of Allergy and Infectious Diseases ("NIAID") of the National Institutes of Health ("NIH") and the Company announced the results of an initial analysis of the first stage of a pivotal Phase III clinical trial of Aviron's live cold adapted intranasal influenza vaccine involving 1,602 children. In this trial, the vaccine demonstrated a 93% protection rate against culture-confirmed influenza in those children receiving two doses of the vaccine, the primary endpoint of the study. Only 1% of the children who received two doses experienced culture-confirmed influenza, compared to 18% of those receiving placebo. These results were statistically significant. To date, the data have not yet been peer reviewed, however, the clinical investigators intend to submit findings of this trial in 1997 for publication in a peer-reviewed medical journal. The Company plans to conduct the second stage of this Phase III clinical trial during the 1997/98 influenza season to collect immunogenicity data, as well as additional safety and efficacy data. In 1996, the Company completed a Phase II challenge study of this vaccine in 92 adults which demonstrated an 85% protection rate, compared to placebo, against culture-confirmed influenza. These results were also statistically significant. Previously, Aviron conducted Phase I/II clinical trials of this vaccine in approximately 600 children and healthy adults. Prior to Aviron's in-licensing of the cold adapted vaccine, formulations of this vaccine had been tested in over 7,000 patients.

     The cold adapted influenza vaccine elicits an immune response similar to that of the natural infection by stimulating mucosal immunity in the nose, cellular components of the immune system and circulating antibodies. Aviron intends to develop the live cold adapted influenza vaccine for widespread annual use in children and adults, and for co-administration with the inactivated injectable vaccine for improved protection in the elderly. In addition, Aviron is developing a genetically engineered influenza vaccine that is intended to be a better immune stimulus in the elderly than either the cold adapted vaccine or the inactivated vaccine alone, and, therefore, more suitable for use as a single-dose vaccine in this population.

     Parainfluenza Virus Type 3. PIV-3 is a common respiratory virus of childhood which causes croup, cough, fever and pneumonia. Over 80% of children have been infected by age four, many having experienced several cases of PIV-3 infection. The Company has in-licensed the rights to a bovine PIV-3 ("bPIV-3") vaccine from the NIH which has been tested in over 100 infants, children and adults for prevention of PIV-3 illness. Aviron has submitted an IND for a Phase II clinical trial which the Company expects to begin by the end of 1997.

     Epstein-Barr Virus. EBV infects most people at some point in their lifetime. At least half of the approximately 10% of students who first become infected with the virus in high school and college develop infectious mononucleosis. EBV also has been shown to be a contributing factor in the development of certain types of cancer and lymphoma. The Company has delivered clinical trial materials to SmithKline Beecham to begin a Phase I clinical trial of the subunit vaccine, which was initiated by SmithKline Beecham in Europe in December 1997.

     Cytomegalovirus. Most people also become infected with CMV at some time in their lives, but the resulting disease is typically serious only for those with impaired immune systems or for babies of women infected in the first trimester of pregnancy. The Company has selected several Rational Vaccine Design candidates for clinical testing for the prevention of CMV disease.

     Herpes Simplex Virus Type 2. Genital herpes is an incurable disease characterized by recurrent, often painful genital sores, with over 700,000 new cases estimated in the United States each year. The company currently is developing and evaluating several Rational Vaccine Design candidates in preclinical models to create a prophylactic vaccine.

     Respiratory Syncytial Virus. RSV is the major cause of lower respiratory tract illness in the very young, responsible for over 90,000 hospitalizations and more than 4,000 deaths per year in the United States. Aviron is using its Rational Vaccine Design technology to develop intranasal vaccine candidates to prevent RSV disease.

     Aviron has entered into, and intends to enter into additional, selected collaborative agreements to gain access to complementary technologies, capabilities and financial support for its programs. In addition to acquiring rights from third parties to augment its Rational Vaccine Design technology and the cold adapted influenza vaccine technology, the Company has entered into a collaborative agreement with SmithKline Beecham covering worldwide rights to its EBV vaccine, and a collaboration with Sang-A Pharm. Co., Ltd. ("Sang-A") involving certain marketing and manufacturing rights to the Company's products in Korea. In addition, the Company entered into a contract manufacturing agreement with Evans Medical Limited, a subsidiary of Medeva plc ("Evans"), for the commercial manufacture of its cold adapted influenza vaccine.

     The Company was incorporated in California in April 1992 as Vector Pharmaceuticals, Inc., changed its name to Aviron in February 1993, and reincorporated in Delaware in November 1996. The Company's executive offices are located at 297 North Bernardo Avenue, Mountain View, California 94043, and its telephone number is (650) 919-6500.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information presented or referenced herein, the discussion of risk factors on pages 8 to 19 of this Prospectus should be considered carefully in evaluating an investment in the Common Stock. The risks associated with an investment in the Company include the following factors:
Uncertainties Related to Clinical Trials; Uncertainties Related to Early Stage of Development; Technological Uncertainty; Lack of Manufacturing Experience; Reliance on Contract Manufacturers; Need for Future Funding; Uncertainty of Access to Capital; Uncertainty of Future Profitability; Accumulated Deficit; Uncertainty of Protection of Patents and Proprietary Rights; Dependence on Trade Secrets; Lack of Patent Protection of Cold Adapted Influenza Technology; Government Regulation; No Assurance of Regulatory Approvals; Uncertainty of Market Acceptance; Lack of Marketing Experience; Dependence on Third Parties; Intense Competition and Risk of Technological Obsolescence; Dependence on Collaborative Agreements; Volatility of Common Stock Price; Potential Adverse Effects of Shares Eligible for Future Sale; Risk of Product Liability; and Uncertainty of Availability of Insurance.

Uncertainty Related to Pharmaceutical Pricing and Reimbursement; Need to Attract and Retain Key Employees and Consultants; Risks Associated with Hazardous Materials; Dilution; Absence of Dividends; and Anti-Takeover Effects of Delaware Law and Certain Charter Provisions. For a discussion of the risks associated with an investment in the Company, see "Risk Factors" below.

                                  THE OFFERING


Shares offered..................   Up to 1,714,286 Shares, all of which are
                                   being offered by the Selling Stockholder.(1)

Use of Proceeds.................   The Company will not receive any of the
                                   proceeds from the sale of the Shares by the Selling Stockholder.

Nasdaq National Market Symbol...   AVIR.

------------
(1) The 1,714,286 shares of Common Stock were issued by the Company pursuant to the Common Stock Purchase Agreement between the Company and Biotech
     Target, S.A. dated March 27, 1997.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

     Before obtaining required regulatory approvals for the commercial sale of any of its products under development, the Company must demonstrate through preclinical testing and clinical trials that each product is safe and effective for use in each target indication. The results from preclinical testing and early clinical trials may not be predictive of results obtained in large clinical trials. Companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in various stages of clinical trials, even in advanced clinical trials after promising results had been obtained in earlier trials. The Company's vaccines are intended for use primarily in healthy individuals. To obtain regulatory approval, the Company must demonstrate safety and efficacy in healthy people, which likely will require a lengthier process and involve a larger number of trials and patients than would be customary for clinical trials of therapeutics for disease management. There can be no assurance that the Company's clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory, approvals or will result in marketable products. If the Company's cold adapted influenza vaccine is not shown to be safe and effective in Aviron's future clinical trials, the resulting delays in obtaining regulatory approvals for this vaccine, as well as the need for additional financing, would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's cold adapted influenza vaccine is a trivalent vaccine delivered as a nasal spray that is based on technology licensed from the NIH and the University of Michigan. Wyeth-Ayerst Laboratories ("Wyeth-Ayerst"), a division of American Home Products Corporation, licensed certain rights to the vaccine in 1991 and was developing it for sale in collaboration with the NIH until relinquishing its rights in 1993. In addition, Kaketsuken, a Japanese research foundation ("Kaketsuken"), licensed certain rights to the vaccine in 1993 and was developing it for sale in Japan until relinquishing such rights in 1996. Formulations of the vaccine have been the subject of a number of clinical trials performed by Wyeth-Ayerst, the NIAID of the NIH and Kaketsuken. The Company has reviewed the data from these trials and believes that it can submit such data in partial support of its application for regulatory approval of its cold adapted influenza vaccine from the FDA. The Company did not participate in these trials and cannot be confident in the accuracy of the data collected. Although a large proportion of these data was positive, a number of trials included results that were not. Very few of the trials involved a trivalent vaccine delivered as a nasal spray. The Company has performed and will need to perform additional trials of its cold adapted influenza vaccine candidate to support its application to the FDA. There can be no assurance that the data from these third-party trials are accurate, that the Company will be able to obtain favorable results from its own trials, or that the Company can complete these trials on a timely basis, or at all.

     To date, none of the data announced by the Company from its clinical trials have been submitted for publication in peer-reviewed journals. Moreover, the data necessary to calculate the primary endpoints in the Company's pivotal Phase III clinical trial of its live cold adapted intranasal influenza vaccine only became available in July 1997. There can be no assurance that the analysis of the data regarding the primary endpoint announced by the Company and the conclusions drawn from this analysis will not change as a result of further study by the Company or its collaborators of the primary endpoint or secondary endpoints or in the course of peer review for publication or regulatory review for licensing. Such changes could have an adverse effect on the Company's product development efforts and its prospects for regulatory approval of the vaccine. The Company plans to conduct the second stage of its Phase III clinical trial during the 1997/98 influenza season. There can be no assurance that the results of this trial will support the results of the recently completed first stage of this trial. Failure to do so would have a material adverse effect on the regulatory approval or labeling of the cold adapted intranasal influenza vaccine and could have a material adverse effect on the Company's business, financial results and results of operations. See "Business -- Influenza Clinical Trials."

     The completion of the Company's clinical trials may be delayed by many factors. For example, delays may be encountered in enrolling a sufficient number of patients fitting the appropriate trial profile, preparing the modified vaccine strain for certain influenza seasons, or manufacturing clinical trial materials. The Company's late-stage clinical trials of its live cold adapted influenza vaccine must be conducted during the influenza season and must be commenced early enough in the approximately five-month season so that subjects may be vaccinated well in advance of a challenge by the wild-type virus. Were the influenza season to commence earlier than anticipated, the number of subjects that could participate in a particular study might be reduced in that season due to the subjects' possible exposure to wild-type influenza virus. Additionally, there is a risk that there will not be enough natural influenza in the community in a given influenza season to achieve statistically significant results from clinical trials. As a result, the Company would be required to gather data in the next influenza season, which would not occur for another year in that community, thus delaying the Company's development program. There can be no assurance that delays in, or termination of, clinical trials will not occur. Any delays in, or termination of, the Company's clinical trial efforts would have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that Aviron will be permitted by regulatory authorities to undertake additional clinical trials for its cold adapted influenza vaccine or continue or initiate clinical trials for its other programs or, if any such trials are conducted, that any of the Company's product candidates will prove to be safe and effective or will receive regulatory approvals. See "Business -- Vaccine Products Under Development."

UNCERTAINTIES RELATED TO EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY

     Aviron commenced its operations in April 1992 and until recently was a development stage company. All of the Company's product candidates are in the research or development stage. With the exception of two in-licensed product candidates, none of the Company's proposed products has yet been approved for clinical trials. To date, the Company has had no revenue from product sales and all of its resources have been dedicated to the development of vaccines. There can be no assurance that product revenues will be realized on a timely basis, if ever.

     The development of safe and effective live vaccines for the prevention of viral diseases such as influenza, herpes simplex and other target diseases is highly uncertain and subject to numerous risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. Aviron has not yet requested or received the regulatory approvals that are required to market its products. Aviron does not expect that any of its proposed products will be ready for commercialization until at least the 1999/2000 influenza season, if at all. To achieve profitability, the Company, alone or with others, must successfully identify, develop, test, manufacture and market its products.
There can be no assurance that Aviron will succeed in the development and marketing of any product. Any potential product requires significant additional investment, development, preclinical testing and clinical trials prior to potential regulatory approval and commercialization.

     The Company's cold adapted influenza vaccine involves a complex development process. If the Company were to successfully develop an influenza vaccine, its composition would require annual modification. Influenza viruses have a high mutation rate and the surface antigens of influenza viruses that induce protective immunity are variable from year to year. Each spring, the FDA and the United States Centers for Disease Control and Prevention (the "CDC") select circulating influenza strains that will be included in the following season's influenza vaccines. As a result, manufacturers of vaccines must modify their influenza vaccines each year to include the selected strains in a form that meets FDA guidelines, within an approximately six-month period, in order to make it available before the influenza season. On one occasion in the past, the Company experienced difficulty, in preparing modified vaccine strains in time to conduct clinical trials during the influenza season. Even if the Company is able to develop an influenza vaccine for a particular year, it must also establish a dependable process by which the vaccine may be modified and manufactured on a timely basis to include additional strains each year. If the Company were unable to develop an influenza vaccine for a particular year that meets FDA and CDC guidelines and establish a manufacturing process for the vaccine, its business, financial condition and results of operations would be materially adversely affected. No assurance can be given that delays in preparing vaccines for use in clinical trials or commercial sales will not be encountered. In addition, there can be no assurance that the Company's development efforts will be successful, that required regulatory, approvals will be obtained or that any products, if introduced, will be successfully marketed. See "Business -- Vaccine Products Under Development" and "--Production and Manufacturing."

LACK OF MANUFACTURING EXPERIENCE; RELIANCE ON CONTRACT MANUFACTURERS

     The Company currently does not have facilities to manufacture the cold adapted influenza vaccine and has no experience with clinical or commercial manufacture of this potential product. All of the cold adapted vaccine material used in the Company's clinical trials is being supplied by Evans pursuant to a manufacturing and development agreement entered into in November 1995. Evans is one of four companies licensed by the FDA to produce influenza vaccine for sale in the United States, and produces an injectable influenza vaccine that would compete with the Company's cold adapted influenza vaccine.

     The Company plans to obtain any commercial quantities of its cold adapted influenza vaccine product, if approved by the FDA, initially from Evans. Pursuant to an agreement entered into by the Company and Evans in April 1997, Evans has agreed to manufacture the Company's live cold adapted influenza vaccine until December 31, 2000. To meet any supply needs thereafter, the Company will be required to either extend its contract with Evans, contract with an alternative commercial supplier or obtain a commercial manufacturing facility, which would require a significant amount of funds. There can be no assurance that the agreement with Evans can be extended on terms satisfactory to the Company, on a timely basis, or at all. There can be no assurance that an agreement with any alternative commercial supplier with respect to the commercial manufacture of the cold adapted influenza vaccine can be reached, or if reached, on terms satisfactory to the Company and in time for the relevant influenza season. As part of the regulatory, approval process, before commercial launch of the cold adapted influenza vaccine, the Company will need to obtain, in addition to an approval of a Product License Application ("PLA"), an approval of an Establishment License Application ("ELA") for the Evans facility to manufacture the Company's live cold adapted influenza vaccine.

     The production of the Company's cold adapted influenza vaccine is subject to the availability of a large number of specific pathogen-free hen eggs, for which there are currently a limited number of suppliers. Contamination or disruption of this source of supply would adversely affect the ability to manufacture the Company's cold adapted influenza vaccine. The production of the cold adapted influenza vaccine is also subject to the availability of the device for delivery of the vaccine intranasally. The Company is negotiating an agreement for the commercial manufacture and supply of such devices. Although the device will not be reviewed separately by regulatory authorities, the Company will rely on the manufacturer to make available the manufacturing process of the device as part of the PLA submission for the cold adapted influenza vaccine. There can be no assurance that an agreement with this or any other device supplier can be reached on satisfactory terms, on a timely basis, or at all.

     In addition, to make the vaccine available for clinical trials or commercial sales before each influenza season, the Company must successfully modify the vaccine within a six-month period to include selected strains for a particular year. If the Company were unable to develop an influenza vaccine for a particular year that meets FDA and CDC guidelines and establish a manufacturing process for the vaccine, its business, financial condition and results of operations would be materially adversely affected. No assurance can be given that delays in preparing vaccines for use in clinical trials or commercial sales will not be encountered. In addition, there can be no assurance that the Company's development efforts will be successful, that required regulatory approvals, including those with respect to an IND or PLA and ELA applications, will be obtained or that any products, if introduced, will be successfully marketed.

     The Company also currently does not have facilities to manufacture any of its other potential products in commercial quantities and has no experience with commercial manufacture of vaccine products. To manufacture its other potential products for large-scale clinical trials or on a commercial scale, the Company may be required to build a large-scale manufacturing facility, which would require a significant amount of funds. The scale-up of manufacturing for commercial production would require the Company to develop advanced manufacturing techniques and rigorous process controls. Furthermore, the Company would be required to register its facility with the FDA and with the California Department of Health Services and would be subject to state and federal inspections confirming the Company's compliance with current good manufacturing practice ("cGMP") regulations established by the FDA. However, no assurance can be given as to the ability of the Company to produce commercial quantifies of its potential products in compliance with applicable regulations or at an acceptable cost, or at all.

     The Company is alternatively considering the use of contract manufacturers for the commercial production of its potential products. The Company is aware of only a limited number of manufacturers which it believes have the ability and capacity to manufacture its potential products, including the cold adapted influenza vaccine, in a timely manner. There can be no assurance that the Company would be able to contract with any of these companies for the manufacture of its products on acceptable terms, if at all. If the Company enters into an agreement with a third-party manufacturer, it may be required to relinquish control of the manufacturing process, which could adversely affect the Company's results of operations. Furthermore, a third-party manufacturer also will be required to manufacture the Company's products in compliance with state and federal regulations. Failure of any such third-party manufacturer to comply with state and federal regulations and to deliver the required quantities on a timely basis and at commercially reasonable prices would materially adversely affect the Company's business, financial condition and results of operations. No assurance can be given that the Company, alone or with a third party, will be able to make the transition to commercial production of its potential products successfully, if at all, or that if successful, the Company will be able to maintain such production. See "Business -- Production and Manufacturing" and "-- Government Regulation."

NEED FOR FUTURE FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     The Company's operations to date have consumed substantial and increasing amounts of cash. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. The development of the Company's technology and proposed products will require a commitment of substantial funds to conduct the costly and time-consuming research, preclinical testing and clinical trials necessary to develop and optimize such technology and proposed products, to establish manufacturing, marketing and sales capabilities and to bring any such products to market. The Company's future capital requirements will depend upon many factors, including continued scientific progress in the research and development of the Company's technology and vaccine programs, the size and complexity of these programs, the ability of the Company to establish and maintain collaborative arrangements, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims or trade secrets, and product commercialization activities.

     The Company anticipates that revenues from existing collaborations, cash, cash equivalents and short-term investments will enable it to maintain its current and planned operations at least through mid-1999. The Company is seeking additional collaborative agreements with corporate partners and may seek additional funding through public or private equity or debt financing. There can be no assurance that any additional collaborative agreements will be entered into or that additional financing will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, further dilution to stockholders may result. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs or to obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself, which could materially adversely affect the Company's business, financial condition or results of operations.

UNCERTAINTY OF FUTURE PROFITABILITY; ACCUMULATED DEFICIT

     The Company has experienced significant and increasing operating losses since its inception in April 1992. As of September 30, 1997, the Company had an accumulated deficit of approximately $56.7 million. Aviron has not received any product revenue to date and does not expect to generate revenues from the sale of products for several years, if at all. The Company expects to incur significant and increasing operating losses over at least the next several years as the Company's research and development efforts and preclinical testing and clinical trial activities expand. The Company's ability to achieve profitability depends in part upon its ability, alone or with others, to complete development of its proposed products, to obtain required regulatory approvals and to successfully manufacture and market such products. To the extent that the Company is unable to obtain third-party, funding for expenses, the Company expects that its increased expenses will result in increased losses from operations. There can be no assurance that Aviron will obtain required regulatory approvals or successfully identify, develop, test, manufacture and market any product candidates, or that the Company will ever achieve product revenues or profitability.

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS; DEPENDENCE ON TRADE SECRETS

     The Company's success will depend in part on its ability to maintain its technology licenses, maintain trade secrets, obtain patents and operate without infringing the proprietary rights of others, both in the United States and in other countries. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability, cannot be predicted. There can be no assurance that any of the Company's or its licensors' patents or patent applications will issue or, if issued, will not be reexamined, reissued, opposed, challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. In May 1996, American Cyanamid Company filed an opposition to the grant of the Company's European patent with claims directed to chimeric negative strand RNA viruses and to methods of engineering these viruses to express foreign proteins and antigens. American Cyanamid Company primarily challenges the breadth of the claims which the Company was granted. While the Company is responding to the opposition, no assurance can be given as to the scope of the claims, if any, which the European Patent Office ultimately will find patentable. Failure of the Company to prevail in the opposition would impede the Company's ability to prevent competitors from using this technology in Europe.

     The commercial success of Aviron additionally will depend, in part, upon the Company not infringing patents issued to others. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the areas of the Company's programs. Some of these patent applications or patents may limit the scope of claims issuing from the Company's patent applications, prevent certain claims from being issued, or conflict in certain respects with claims made under the Company's applications.

     The Company is aware of pending patent applications that have been filed by others that may pertain to certain aspects of the Company's programs, including the Company's influenza vaccine, or to its issued patents or pending patent' applications. The Company is aware of a claim by a third party, regarding inventorship of subject matter claimed in a United States patent which, along with its related foreign counterpart patents and applications, is licensed to the Company and which is directed to certain aspects of technology, relating to herpes viruses. This claim may also relate to a pending United States patent application, which is a continuation of the licensed patent. It is presently unclear whether this claim of inventorship is valid, and, if valid, it could affect ownership of the subject United States patent and patent application as well as their foreign counterparts. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. No assurance can be given that patents have not been issued, or will not be issued, to third parties that contain preclusive or conflicting claims with respect to the cold adapted influenza vaccine or any of the Company's other programs. The Company's breach of an existing license or failure to obtain a license to technology required to commercialize its products may have a material adverse effect on the Company's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or to cease using such technology.

     The patent laws of European and certain other foreign countries generally do not allow for the issuance of patents for methods of treatment of the human body. To the extent the Company's patent portfolio includes claims for methods of treating humans, these methods may not be protectable in Europe and certain other foreign countries.

     The Company also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. Certain of the Company's licensors also rely on trade secrets to protect technology which has been licensed to Aviron, and as a result, the Company is dependent on the efforts of such licensors to protect such trade secrets. For example, the University of Michigan relies, in part, on trade secrets to protect the master strains of the cold adapted influenza virus used by the Company and the NIH relies in part on trade secrets to protect the master strains of the bPIV-3 virus. Aviron protects its proprietary technology and processes, in part, by confidentiality agreements or material transfer agreements with its employees, consultants, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its licensors will not otherwise become known or be independently discovered by competitors. To the extent that Aviron or its consultants or research collaborators use intellectual property, owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions. See "-- Lack of Patent Protection of Cold Adapted Influenza Technology," "Business -- Patents and Proprietary Rights."

LACK OF PATENT PROTECTION OF COLD ADAPTED INFLUENZA TECHNOLOGY

     The Company has no issued patents on the technology related to its cold adapted influenza vaccine. The Company's rights to this technology are substantially based on an exclusive worldwide license of materials and know-how from the University of Michigan, which owns the master strains from which the vaccine is derived. and on an exclusive license of know-how and clinical trial data from the NIH. Neither the University of Michigan nor the NIH rely on patents for ownership of the rights licensed to Aviron. There can be no assurance that a third party will not gain access by some means to University of Michigan master strains, reproduce the Company's cold adapted influenza vaccine or develop another live-virus influenza vaccine which might be comparable to Aviron's in terms of safety and effectiveness. See "-- Uncertainty of Protection of Patents and Proprietary Rights; Dependence on Trade Secrets," "Business -- Patents and Proprietary, Rights."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS

     The production and marketing of the Company's products and its ongoing research and development activities are subject to extensive regulation by numerous government authorities in the United States and other countries. Prior to marketing in the United States, any product developed by the Company must undergo rigorous preclinical testing and clinical trials and an extensive regulatory approval process implemented by the FDA under the Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes demonstrating that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. This process may be more demanding for vaccines intended for use in healthy people compared to therapeutics used for treatment of people with diseases. Preclinical studies must be conducted in compliance with the FDA's Good Laboratory Practice ("GLP") regulations. Clinical testing must meet requirements for Institutional Review Board ("IRB") oversight and informed consent, as well as FDA prior review, oversight and Good Clinical Practice ("GCP") regulations. The Company has limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects participating in such trials are being exposed to unacceptable health risks.

     The Company believes that its vaccine products will be classified by the FDA as "biologic products," as opposed to "drug products." The steps ordinarily required before a biologic product may be marketed in the United States include
(a) preclinical testing and clinical trials; (b) the submission to the FDA of an IND, which must become effective before clinical trials may commence; (c) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug; (d) the submission to the FDA of a PLA, together with an ELA; and (e) FDA approval of the applications, including approval of all product labeling.

     Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that the lack of an objection means that the FDA will ultimately approve an application for marketing approval.

     Before receiving FDA approval to market a product in accordance with the above procedures, the Company will have to demonstrate that the product is safe and effective and represents an improved form of health management compared to existing approaches. Data obtained from preclinical testing and clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays may also be encountered in foreign countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. If regulatory, approval of a product is granted, such approval will be limited to those specific segments of the population for which the product is effective, as demonstrated through clinical trials. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. The regulatory standards for manufacturing are currently being applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. There can be no assurance that any product developed by the Company alone or in conjunction with others will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive or maintain marketing approval.

     The Company believes that the approval process for vaccines may be longer than for therapeutic products, since vaccines are administered to healthy individuals. In addition, regulatory scrutiny may be particularly intense for products, such as Aviron's cold-attenuated influenza vaccine, which are designed to be given to otherwise healthy children.

     Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union (the "EU"), procedures are available to companies wishing to market a product in more than one EU member state. If the regulatory authorities are satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above. See "Business -- Government Regulation."

UNCERTAINTY OF MARKET ACCEPTANCE

     Even if the requisite regulatory approvals are obtained for the Company's potential products, uncertainty exists as to whether such products will be accepted in United States or foreign markets. The Company believes, for example, that widespread use of the Company's proposed vaccines in the United States is unlikely without positive recommendations from the Advisory Committee on Immunization Practices (the "ACIP") of the CDC, the American Academy of Pediatrics or the American College of Physicians. There can be no assurance that such authorities will recommend the use of the Company's proposed products. The lack of such recommendations would have a material adverse effect on the Company's business, financial condition and results of operations.

     A number of additional factors may affect the rate and overall market acceptance of Aviron's cold adapted influenza vaccine and any other products which may be developed by the Company, including the safety and efficacy results in the Company's clinical trials, the rate of adoption of Aviron's vaccines by health care practitioners, the rate of vaccine acceptance by the target population, the timing of market entry relative to competitive products, the availability, of alternative technologies, the price of the Company's products relative to alternative technologies, the means and frequency of administration, the availability of third-party, reimbursement and the extent of marketing and sales efforts by the Company, collaborative partners and third-party distributors or agents retained by the Company. Side effects or unfavorable publicity concerning Aviron's products or any product incorporating live virus vaccines could have an adverse effect on the Company's ability to obtain physician, patient or third-party payor acceptance and efforts to sell the Company's products. The Company's current formulation of the cold adapted influenza vaccine for clinical trials requires frozen storage, which may adversely affect market acceptance in certain foreign countries where adequate freezer capacity is not commonly available. There can be no assurance that physicians, patients or third-party payors will accept new live virus vaccine products or any of the Company's products as readily as other types of vaccines, or at all. See "Business -- Vaccine Products Under Development."

LACK OF MARKETING EXPERIENCE; DEPENDENCE ON THIRD PARTIES

     The Company currently has no sales, marketing or distribution capability or experience. To market any products, Aviron must either obtain the assistance of a third party with a suitable distribution system, develop a direct sales and marketing staff of its own or combine the efforts of a third party with its own efforts. Other than SmithKline Beecham and Sang-A, the Company to date has no agreements for marketing or distributing its potential products.

     The success and commercialization of the Company's products is dependent in part upon the ability of the Company to maintain and enter into additional collaborative agreements with corporate partners for the development, testing and marketing of certain of its vaccines and upon the ability of these third parties to perform their responsibilities. The amount and timing of resources devoted to these activities is not within the control of the Company. There can be no assurance that any such agreements or arrangements will be available on terms acceptable to the Company, if at all, that such third parties would perform their obligations as expected, or that any revenue would be derived from such arrangements. If Aviron is not able to enter into such agreements or arrangements, it could encounter delays in introducing its products into the market or be forced to limit the scope of its commercialization activities. If the Company were to market products directly, significant additional expenditures, management resources and time would be required to develop a sales and marketing staff within the Company. In addition, the Company would also be competing with other companies that currently have experienced and well-funded marketing and sales operations. There can be no assurance that the Company will be able to establish its own sales and marketing force or that any such force, if established, would be successful in gaining market acceptance for any products that may be developed by the Company. See "Business -- Marketing and Sales" and "-- Collaborative Agreements."

INTENSE COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE

     The Company operates in a rapidly evolving field. Any product developed by the Company would compete with existing and new drugs and vaccines being created by pharmaceutical, biopharmaceutical and biotechnology companies. If the Company were able to successfully develop its vaccines, it would be competing with larger companies that have already introduced vaccines and have significantly greater marketing, sales, manufacturing, financial and managerial resources. For example, with respect to its cold adapted influenza vaccine, the Company will be competing against larger companies such as Pasteur Merieux Connaught, Wyeth-Ayerst, Parke-Davis Group ("Parke-Davis"), a subsidiary of Warner-Lambert Company, and Evans, the supplier of the Company's cold adapted influenza vaccine. Each of these companies sells the injectable inactivated influenza vaccine in the United States, has significantly greater financial resources than Aviron and has established marketing and distribution channels for such products. In addition the Company is aware of improved inactivated injectable influenza vaccines being developed by Chiron (Chiron Biocine Division); intranasally administered inactivated vaccines by Swiss Serum and Vaccine Institute, Biovector Therapeutics, S.A. and Viral Research Institute; a "naked DNA" vaccine by Vical, Inc.; and a commercially available cold adapted influenza vaccine in Russia. The Company is also aware of several companies that are marketing or are in late-stage development of products to prevent CMV or HSV disease, including Glaxo Wellcome plc ("Glaxo"), and a cold adapted PIV-3 vaccine developed with NIH support which is licensed to Wyeth-Ayerst.

     New developments are expected to continue in the pharmaceutical, biopharmaceutical and biotechnology industries and in academia, government agencies and other research organizations. Other companies may succeed in developing products that are safer, more effective or less costly than any that may be developed by the Company. Such companies may also be more effective than the Company in the production and marketing of their products. Furthermore, rapid technological development by competitors may result in the Company's products becoming obsolete before the Company is able to recover its research, development or commercialization expenses incurred in connection with any such product. Many potential competitors have substantially greater financial, technical, marketing and sales resources than the Company. Some of these companies also have considerable experience in preclinical testing, clinical trials and other regulatory approval procedures. Moreover, certain academic institutions, government agencies and other research organizations are conducting research in areas in which the Company is working. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. These institutions may also market competitive commercial products on their own or through joint ventures.

     Aviron believes that competition in the markets it is addressing will continue to be intense. The vaccine industry is characterized by intense price competition, and the Company anticipates that it will face this and other forms of competition. There can be no assurance that pharmaceutical, biopharmaceutical and biotechnology companies will not develop more effective products than those of the Company or will not market and sell their products more effectively than the Company, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

DEPENDENCE ON COLLABORATIVE AGREEMENTS

     The Company's strategy for the development, clinical trials, manufacturing and commercialization of certain of its products includes maintaining and entering into various collaborations with corporate partners, licensors, licensees and others. There can be no assurance that the Company will be able to maintain existing collaborative agreements, negotiate collaborative arrangements in the future on acceptable terms, if at all, or that any such collaborative arrangements will be successful. To the extent that the Company is not able to maintain or establish such arrangements, the Company would be required to undertake product development and commercialization activities at its own expense, which would increase the Company's capital requirements or require the Company to limit the scope of its development and commercialization activities. In addition, the Company may encounter significant delays in introducing its products into certain markets or find that the development, manufacture or sale of its products in such markets is adversely affected by the absence of such collaborative agreements.

     In October 1995, the Company signed an agreement with SmithKline Beecham defining a collaboration on the Company's EBV vaccine technology (the "SB Agreement"). Under the terms of the SB Agreement, the Company granted SmithKline Beecham an exclusive license to produce, use and sell EBV vaccines incorporating the Company's technology for prophylactic and therapeutic uses on a worldwide basis, except in South and North Korea (together, "Korea"). SmithKline Beecham made an initial upfront payment to the Company and agreed to make additional payments upon the achievement of certain product development milestones. No assurance can be given, however, that the Company will receive any additional payments from SmithKline Beecham or that SmithKline Beecham will not terminate its agreement with the Company. The SB Agreement may be terminated by SmithKline Beecham with respect to any country at any time. In May 1995, the Company entered into a Development and License Agreement with Sang-A. The Company granted to Sang-A exclusive clinical development, manufacturing and marketing rights in Korea for specified products developed by Aviron, including vaccines for influenza (cold adapted and recombinant), EBV, CMV, HSV-2 and RSV. Pursuant to its agreement,

Sang-A is required to make payments to the Company upon the Company's meeting certain regulatory milestones for each product in Korea and will pay a royalty, to the Company on net sales of any such products in Korea. No assurance can be given, however, that the Company will receive any payments from Sang-A or that Sang-A will not terminate its agreement with the Company.

     ARCH Development Corporation ("ARCH"), an Illinois not-for-profit corporation associated with the University of Chicago, has recently asserted an interpretation of the financial terms of its agreement with the Company, relating to the license by Aviron of its EBV technology to SmithKline Beecham, which would require the Company to pay ARCH one-half of any future or past payments (including sub-license fees and milestone payments) received by Aviron under its agreement with SmithKline Beecham. The Company disputes ARCH's interpretation of the financial terms of the agreement. No assurance can be given, however, that the Company's interpretation will prevail. Failure of the Company to prevail could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Collaborative Agreements -- SmithKline Beecham Biologicals S.A." and "-- ARCH Development Corporation."

     In January, 1997, the Hanbo Group, the conglomerate that owns Sang-A, declared bankruptcy. The Company is unable to predict what, if any, effect the bankruptcy of the Hanbo Group will have on Hanbo Group subsidiaries, including Sang-A. The Company may be required to seek an alternative partner to market its potential products in Korea. There can be no assurance that the Company will be able to enter into an agreement with any such alternative partner on acceptable terms, if at all. See "Business -- Collaborative Agreements -- Sang-A Pharm. Co., Ltd."

     The Company cannot control the amount and timing of resources which its collaborative partners devote to the Company's programs or potential products, which may vary, because of factors unrelated to the potential products. If any of the Company's collaborative partners breach or terminate their agreements with the Company or otherwise fail to conduct their collaborative activities in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs will be delayed and the Company would be required to devote additional resources to product development and commercialization, or terminate certain development programs. These relationships generally may be terminated at the discretion of the Company's collaborative partners, in some cases with only limited notice to the Company. The termination of collaborative arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could result in litigation or arbitration, which would be time consuming and expensive, and would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, Aviron's collaborative partners may develop, either alone or with others, products that compete with the development and marketing of the Company's products. Competing products of the Company's collaborative partners may result in their withdrawal of support with respect to all or a portion of the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Collaborative Agreements."

VOLATILITY OF COMMON STOCK PRICE

     The market prices for securities of pharmaceutical, biopharmaceutical and biotechnology companies have historically been highly volatile. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as fluctuations in the Company's operating results, future sales of Common Stock, announcements of technological innovations or new therapeutic products by the Company or its competitors, announcements regarding collaborative agreements, clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others, changes in reimbursement policies, comments made by securities analysts and general market conditions can have an adverse effect on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market price.

POTENTIAL ADVERSE EFFECTS OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial amount of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock.

Of the shares outstanding, all are freely tradable without restriction or further registration under the Securities Act, except for (i) 239,200 shares purchased by Sang-A on November 8, 1996 and December 10, 1996 in connection with the initial public offering of the Company, (ii) shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") and (iii) the shares being registered pursuant to this Form S-3.

RISK OF PRODUCT LIABILITY; UNCERTAINTY OF AVAILABILITY OF INSURANCE

     The Company's business exposes it to potential product liability risks that are inherent in the testing, manufacturing and marketing of vaccines. The Company has obtained clinical trial liability insurance for its clinical trials, but there can be no assurance that it will be able to maintain adequate insurance for its clinical trials. The Company also intends to seek product liability insurance in the future for products approved for marketing, if any. However, no assurance can be given that the Company will be able to acquire or maintain insurance or that insurance can be acquired or maintained at a reasonable cost or in sufficient amounts to protect the Company. There can be no assurance that insurance coverage and the resources of the Company would be sufficient to satisfy any liability, resulting from product liability claims. A successful product liability, claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations. The Company intends to seek inclusion of certain of its products in the United States National Vaccine Injury Compensation Program, a no-fault compensation program for claims against vaccine manufacturers, which administers a trust funded by excise taxes on sales of certain recommended childhood vaccines. There can be no assurance that this government program will continue or that the Company's proposed vaccines will be included in the program.

UNCERTAINTY RELATED TO PHARMACEUTICAL PRICING AND REIMBURSEMENT

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Recent initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause the Company or its collaborative partners to limit or eliminate spending on development projects. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. Aviron cannot predict what effect the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of the Company's proposed vaccines will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, other third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable Aviron to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's potential products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

     The Company is highly dependent on the principal members of its scientific and management staff. In addition, the Company relies on consultants and advisors, including its scientific advisors, to assist the Company in formulating its research and development strategy. Attracting and retaining qualified personnel, consultants and advisors will be critical to the Company's success. To pursue its product development and marketing plans, the Company will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in conducting clinical trials, government regulation, manufacturing, marketing and sales. Expansion in the areas of product development, marketing and sales is also expected to require the addition of management personnel and the development of additional expertise by existing management personnel. The Company faces competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals.

     In addition, a portion of the Company's research and development is conducted under sponsored research programs with several universities and research institutions. The Company depends on the availability of a principal investigator for each such program, and the Company cannot assure that these individuals or their research staffs will be available to conduct research and development for Aviron. The Company's academic collaborators are not employees of the Company. As a result, the Company has limited control over their activities and can expect that only limited amounts of their time will be dedicated to Company activities. The Company's academic collaborators may have relationships with other commercial entities, some of which could compete with the Company. See "Business -- Scientific Advisory Board."

RISKS ASSOCIATED WITH HAZARDOUS MATERIALS

     The Company's research and development involves the controlled use of hazardous materials, chemicals, various radioactive substances and viruses. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company may incur substantial costs to comply with environmental regulations if the Company develops manufacturing capacity.

DILUTION; ABSENCE OF DIVIDENDS

     Investors purchasing shares of Common Stock in this offering will incur dilution to the extent outstanding options and warrants are exercised. Under an agreement with the University of Michigan, the Company is obligated to issue a warrant to purchase shares of Common Stock at an exercise price of $10.00 per share, for a number of shares to be based on 1.25% of the Common Stock outstanding on the date, if any, of the first commercial sale of the Company's cold adapted intranasal influenza vaccine. Investors will incur additional dilution to the extent this warrant is issued and exercised. See "Dilution." The Company has not paid any dividends on its Common Stock since inception and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In October 1997, the Company's Board of Directors adopted a Share Purchase Rights Plan, commonly referred to as a "poison pill." In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of

Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Certificate of Incorporation provides for staggered terms for the members of the Board of Directors. The staggered Board of Directors and certain other provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock.

                                   BUSINESS

OVERVIEW

  Aviron is a biopharmaceutical company whose focus is the prevention of disease through innovative vaccine technology. The Company's goal is to become a leader in the discovery, development, manufacture and marketing of live virus vaccines which are sufficiently cost effective to justify their use in immunization programs targeting the general population. Live virus vaccines, such as those for smallpox, polio, measles, mumps and rubella, have had a long record of success in preventing, and in some cases eliminating, disease.

  The Company's lead product candidate, a live cold adapted intranasal influenza vaccine, was recently shown to provide a high protection rate against influenza, with minimal adverse effects, in a pivotal Phase III clinical trial in children. Aviron is developing this vaccine for administration to children, healthy adults and the elderly and high risk individuals. The Company recently filed an IND for a live intranasal vaccine for PIV-3 and the Company plans to initiate Phase II clinical trials for this vaccine candidate by the end of 1997. The Company is also developing a subunit vaccine for EBV, in collaboration with SmithKline Beecham, which entered Phase I clinical trials in Europe in December 1997. In addition, Aviron is also using its proprietary "Rational Vaccine Design" technology to discover new live virus vaccines. Rational Vaccine Design involves the deletion or modification of virulence proteins, the alteration of the virus' genetic control signals to slow down its replication, or the addition of antigenic information to enhance the virus' stimulation of the immune system. The Company is applying this technology to develop vaccine candidates for the prevention of influenza in elderly persons and diseases caused by CMV, HSV-2 and RSV.

  In July 1997, the NIAID of the NIH and the Company announced the results of an initial analysis of the first stage of a pivotal Phase III clinical trial of Aviron's live cold adapted intranasal influenza vaccine involving 1,602 children. In this trial, the vaccine demonstrated a 93% protection rate against culture-confirmed influenza in those children receiving two doses of the vaccine, the primary endpoint of the study. Only 1% of the children who received two doses experienced culture-confirmed influenza, compared to 18% of those receiving placebo. These results were statistically significant. To date, the data have not yet been peer-reviewed; however, the clinical investigators intend to submit findings of this trial in 1997 for publication in a peer-reviewed medical journal. The Company plans to conduct the second stage of this Phase III clinical trial during the 1997/98 influenza season to collect immunogenicity data, as well as additional safety and efficacy data. In 1996, the Company completed a Phase II challenge study of this vaccine in 92 adults which demonstrated an 85% protection rate, compared to placebo, against culture-confirmed influenza. These results were also statistically significant. Previously, Aviron conducted Phase I/II clinical trials of this vaccine in approximately 600 children and healthy adults. Prior to Aviron's in-licensing of the cold adapted vaccine, formulations of this vaccine were also tested in over 7,000 patients.

BACKGROUND

 Prevention Technology in the Era of Managed Care and Cost Containment

  Market-based changes already underway in the United States health care system are dramatically altering prospects for technologies which can be used to manage disease or lower the cost of health care for patients in managed health plans. Medical cost-containment efforts and the reorganization of United States health care delivery into managed care systems are changing the basis of competition for producers of health care products. Health maintenance organization enrollment was approximately 54 million in the United States in 1995 and is growing rapidly. Decision makers in the United States, such as HMO medical directors, clinical practice committees, and government health authorities, are increasingly evaluating whether preventive technologies are more cost effective than treating disease once it is present. For example, vaccinations are widely used by managed care organizations and in government programs. In determining whether to use an FDA-approved vaccine, decision makers consider whether it has been recommended by the Advisory Committee on Immunization Practices (the "ACIP") of the CDC and whether it is cost effective.

  Health care cost containment efforts are also evident in many of the developed economies outside the United States. These efforts include physician budgets in Germany and general practice schemes in the United Kingdom, where doctors are given responsibility for the cost of their patients' overall care.

 The Immune System and Vaccines

  Infections occur when a pathogenic microorganism, such as a virus or bacterium, invades body tissues and begins to replicate. The human immune system responds with a battery of resources to contain and eliminate this threat. The process begins when specialized cells recognize that molecules on the surface of invading pathogens are foreign (antigens). Immune responses to contain and eliminate the threat include:

  . Antibodies: Antigens stimulate the immune system to produce specific molecules (antibodies) which bind to and neutralize the virus or bacterium.

  . Cell-mediated response: An effective immune response typically also leads to the multiplication of specific types of white blood cells (a cell-mediated response) which have the ability to inactivate the pathogen or to destroy infected cells, thereby limiting replication of the virus or bacterium.

  . Mucosal immunity: In addition to circulating antibodies and the cell-mediated response, antibodies are produced in the mucous membranes, such as those which line the nose and throat. Mucosal immunity is important in protecting against pathogens which cause disease in the respiratory, gastrointestinal and genitourinary systems, or which enter the body through these portals.

  Vaccines are designed to stimulate a person's immune system through one or more of the above mechanisms to induce memory of specific antigens prior to the invasion of a pathogen. This memory primes the immune system so that it can inactivate the specific pathogen if encountered again. This may be achieved through one of several techniques, including introduction of a live attenuated (weakened) virus or bacterium, administration of an antigen fragment (a subunit), or administration of an inactivated (killed) virus or bacterium.

 History of Vaccines

  The first successful vaccine against an infectious disease was created by Edward Jenner who, in 1796, demonstrated that introduction of infected material from a diseased cow could be used to protect humans from the deadly smallpox virus. Smallpox vaccination programs based on this live virus vaccine were gradually adopted by industrialized countries, and a concerted global effort by public health authorities in this century succeeded in eradicating smallpox from the human population in the 1970s.

  Vaccines against two life-threatening bacterial diseases, diphtheria and tetanus, came into use early in this century. These vaccines consist of bacterial toxins which have been chemically inactivated. These are often administered in combination with an inactivated pertussis bacterium vaccine to prevent whooping cough. This combination is known as the "DTP" vaccine. Just prior to World War II, a live attenuated virus vaccine was developed against yellow fever, used primarily in protecting military personnel and those traveling to areas where this disease is endemic. In the years after the war following several widespread polio epidemics, Jonas Salk created the first successful polio vaccine by growing the wild-type virus and inactivating it before injection. Salk's vaccine was introduced into widespread use in the early 1950s, but was supplanted in the United States and many other countries by the orally administered live attenuated polio virus vaccine developed by Albert Sabin and first introduced in 1961. In the 1960s and 1970s, live attenuated virus vaccines against measles, mumps and rubella (German measles) were successfully developed and recommended by the ACIP to be included in childhood immunization programs.

  After a period of almost two decades during which no new vaccines came into widespread use, a genetically engineered subunit vaccine for hepatitis B was introduced in the mid-1980s and is now part of the ACIP-recommended childhood immunization program. In 1990, a vaccine for bacterial meningitis was also added to this program. Two inactivated vaccines against the hepatitis A virus were approved in the United States in 1995 and 1996. In 1995, the ACIP also recommended that children be vaccinated against chicken pox, a virus belonging to the herpes virus family, using an FDA-approved live virus vaccine.

  Current challenges for vaccine innovation include providing effective protection against the major infectious diseases for which no vaccines are currently available and improving on current vaccines to achieve higher efficacy or greater ease of administration.

 Types of Vaccines

  Live Virus Vaccines

  Live virus vaccines expose the immune system to an attenuated form of the virus which is sufficiently infectious to stimulate a lasting immune response to the natural (or wild-type) virus. All of the live virus vaccines in use today are strains derived from natural infections of humans. Attenuation of live viruses, including polio, yellow fever, measles, mumps and rubella, and chicken pox vaccines was accomplished by "passaging," or propagating, the virus repeatedly in non-human cells. As a result of this process, viruses may acquire mutations that decrease the ability of the virus to cause disease in humans. After an arbitrary number of passages, the mutated strain is tested for attenuation in animal models, if available, or directly in human subjects. Following assessment of safety and immunogenicity (stimulation of an immune response) in a limited number of human subjects, larger-scale trials are used to demonstrate efficacy in preventing naturally acquired infections.

  Live virus vaccines mimic the natural disease-causing infection and therefore may activate the same protective mechanisms of the human immune system as the disease itself. This process results in a balanced immune response activating all parts of the immune system, including systemic and local antibodies as well as cell-mediated immunity. As a result, live viruses are often considered to be more effective than other types of vaccines in providing immunity to natural variations in the wild-type viruses which cause disease. For example, the live polio vaccine is believed to be more effective in eliminating wild-type polio virus than inactivated polio vaccines. The basis of these advantages is that live vaccines typically present all of the surface and internal antigens associated with the natural pathogen. Live virus vaccines may also be easier to administer through their natural route of infection, intranasally or orally, as in the case of the oral polio vaccine.

  However, an attenuated live vaccine could cause disease resembling natural infection, as might occur in people with an immune system impaired by a congenital disease, HIV infection or drug treatment for cancer or organ transplantation. To date, the live virus vaccines in widespread use rarely have been associated with significant adverse events. For example, the 19 million doses of live attenuated polio vaccine administered annually in the United States are thought to be responsible for only eight to 10 cases of clinical polio per year. To further reduce the number of these cases, the ACIP is recommending that the inactivated polio vaccine may be given for the initial two infant doses, now that wild-type polio has been virtually eradicated in the United States.

  Live virus strains can change as they replicate in human hosts, and it is possible that a vaccine virus could revert to the wild-type characteristics. This reversion potential is a small but recognized problem for some of the current live vaccines, including polio. Finally, there are two theoretical concerns regarding live attenuated viruses. First, an attenuated vaccine virus may exchange genetic information with wild-type strains after immunization, with the resulting strain being more dangerous than either alone. Second, the DNA of a live virus vaccine could integrate into the genome of the host and cause cancer or other problems in the future.

  Inactivated and Subunit Virus Vaccines

  Inactivated virus vaccines are produced by killing a virus using chemicals. Some vaccines, such as the hepatitis A vaccine, are based on the whole, inactivated virus. Other vaccines are the result of various degrees of purification to concentrate certain surface glycoproteins (subunits) most responsible for producing immunity. A different approach is used to make the current hepatitis B vaccine, the first successful recombinant subunit vaccine. For this vaccine, the tools of molecular biology were applied to clone and express the dominant hepatitis surface glycoprotein in a yeast production system. Inactivated and subunit vaccines offer the advantage of little or no risk of infection from the vaccine itself, assuming the virus has been adequately inactivated. Good manufacturing techniques also minimize the possibility of contamination with other viruses or fragments of DNA which could integrate into the recipient's genes.

  The principal disadvantage of inactivated and subunit vaccines for many viruses has been a lack of success in creating protective immunity. A successful subunit vaccine requires knowledge of which specific antigens are responsible for providing protection. Subunit and inactivated vaccines may produce reasonable levels of circulating antibodies, but are less able to stimulate antibodies in the mucosal sites of viral entry, such as the lining of the respiratory, gastrointestinal or genitourinary tracts. To improve stimulation of the cellular components of the immune system, adjuvants (non-specific immune stimulants) are typically added to inactivated or subunit vaccines. Only alum (an aluminum salt preparation) is approved for use as an adjuvant in the United States. Several new adjuvants are in clinical testing and show promise for boosting the immune response to subunit antigens. The mechanism by which adjuvants work is still poorly understood, so each vaccine-adjuvant combination must be evaluated in a trial and error process in animal models and clinical trials. Finally, certain inactivated vaccines in clinical trials left recipients more vulnerable to disease after vaccination, due to an unbalanced immune response. For example, in trials of experimental inactivated vaccines against RSV and measles, some children were shown to experience more severe, atypical disease when they later acquired the natural viral infection following vaccination.

  Emerging Vaccine Technologies

  Several companies and academic scientists have reported that direct injection of DNA encoding viral antigens can be used to stimulate an immune response. Although at an early stage, this approach shows promise. However, it is not clear whether the sustained expression of viral antigens obtainable by this approach is advantageous in eliciting a better immune response. In addition, it is possible that the administered DNA may integrate into the genes of the recipient and cause potential unwanted effects.

  Another new technology for vaccination is based on genetic engineering to modify one virus so that it carries antigens which may stimulate an immune response to protect against other pathogens. For example, pox virus vector strains, related to the virus used successfully to eradicate smallpox, have shown usefulness in protecting dogs and cats against rabies. Other pox virus vectors are being evaluated in experimental models of human malaria and in a hybrid regimen combining doses of a modified live virus with a subunit HIV vaccine to protect high-risk individuals.

AVIRON'S TECHNOLOGY

  Aviron's vaccine programs are based on both classical live virus vaccine attenuation techniques and the Company's proprietary genetic engineering technology.

 Cold Adapted Influenza Technology

  The Company is applying its expertise in the molecular biology of influenza to develop a live virus vaccine discovered using classical cold-adaption techniques. This cold adapted influenza vaccine technology was first developed by Dr. H. F. Maassab at the University of Michigan in 1967. Dr. Maassab created weakened influenza strains by propagating the virus in progressively colder conditions until these strains had lost the ability to grow well at human body temperature. The Company has obtained worldwide exclusive rights to this cold adapted influenza vaccine technology.

  The cold adapted influenza vaccine technology includes the master strains for influenza A and B, as well as techniques useful for updating the vaccine each year according to recommendations of the CDC and the FDA. Updated strains are made by mating the master strains with recent strains to obtain viruses with the attenuated properties of the cold adapted master strain and the antigenic properties of the current wild-type strain. This process is called genetic reassortment. After cultured cells are infected with two different strains of virus, the eight RNA genes of influenza mix at random in the cells and it is possible to select the two genes for the antigens of the expected epidemic strain and the six remaining genes from the cold adapted master donor strain. The Company has received the technology for updating the cold adapted master strains from the University of Michigan and has extended this approach by the introduction of Aviron's proprietary techniques, including those of reverse genetics, which may facilitate the annual process of creating a reassorted vaccine.

 Rational Vaccine Design

  Since the Company's founding, its core vaccine discovery strategy has been to apply genetic engineering techniques to create live attenuated virus vaccine candidates for targets where traditional discovery techniques have been inadequate. The Company believes that this "Rational Vaccine Design" approach is more flexible and systematic than traditional methods of live vaccine discovery and is a platform that can be applied to many viral targets and, potentially, to the creation of viruses used in gene therapy and the treatment of cancer. Furthermore, Aviron believes that a particular advantage of Rational Vaccine Design is that engineered viruses can be designed so that they are less likely to revert to wild-type characteristics than classically derived vaccines. Three ways of implementing this approach are:

  . Deleting or modifying specific viral genes which encode virulence proteins. Virulence proteins are viral components thought to be particularly important in the mechanism of disease, but which are not required for the virus to replicate and stimulate a strong immune response. An example of this strategy is the Company's program to create a live attenuated vaccine against the HSV-2 virus which causes genital herpes. One of the Company's founders, Dr. Bernard Roizman, discovered a particular protein important in the ability of HSV-2 to grow in nerve cells. Since nerve ganglia are the reservoir from which HSV-2 reseeds itself to cause painful skin lesions, deletion of the gene encoding this protein is the basis of the Company's Rational Vaccine Design program for development of a vaccine for this target.

  . Altering the genetic information used by the virus in controlling its replication. An example of this strategy is work by Company scientists to create live attenuated vaccine candidates for influenza. Until recently, it was impossible to genetically engineer vaccine strains of influenza because influenza genes are composed of negative-strand RNA rather than DNA or positive-strand RNA. Dr. Peter Palese, one of the Company's founders, discovered how to create recombinant negative-strand RNA viruses using reverse genetics. Company scientists have employed this reverse genetics technology to engineer mutations into a gene used by the influenza virus to make copies of itself. The resulting strains are attenuated in animal models and at least one strain has been identified as a potential candidate for clinical trials.

  . Adding antigenic information displayed by the vaccine virus. An example of this strategy, is the Company's approach to the creation of a live attenuated CMV vaccine, which begins with a vaccine candidate thought to be over-attenuated and thus insufficiently immunogenic. Aviron discovered genes for certain antigen structures present in wild-type CMV viruses. These genes are being engineered into an over-attenuated vaccine candidate to create a potentially more immunogenic vaccine. The Company has identified several vaccine candidates using this approach. The Company believes this technique of adding antigen structures may enable the Company to create combination vaccines expressing antigens of more than one virus in a single vaccine strain.

BUSINESS STRATEGY

  Aviron's objective is to become a leader in the discovery, development, manufacture and marketing of live virus vaccines which are sufficiently cost effective to justify their use in immunization programs targeting the general population. The Company's strategy is to:

  Address Infectious Diseases Which Merit Widespread Immunization
Programs. The concept of universal immunization is well established for certain infectious diseases where safe and effective vaccines are already available, including immunization against pathogens such as polio, measles, mumps, rubella and hepatitis B. For each of its potential products, the Company's objective is to produce vaccine strains which are sufficiently safe and cost effective to obtain official recommendations for universal use in childhood vaccine regimens or, in the case of influenza, annual use in the general population.

  Apply Rational Vaccine Design Technology to a Range of Viral Targets. Aviron believes that its proprietary genetic engineering technologies may be used to create live attenuated vaccines for a wide range of viral targets, such as viruses related to influenza and herpes viruses.

  Select Programs and Market Vaccines Based on Pharmacoeconomic Data. Public health agencies and managed care systems are increasingly concerned with the economic impact of potential new mandates for vaccines. In setting its internal product development priorities, the Company considers the costs of implementing widespread vaccine programs based on its products in relation to potential cost savings to the government and managed health care systems and intends to perform rigorous cost-effectiveness analyses on its products.

  In-License Promising Vaccine Technology. Aviron evaluates in-licensing opportunities and intends to add programs which complement the Company's core technologies and capabilities. For example, the Company obtained exclusive rights to the cold adapted influenza vaccine technology from the University of Michigan and the NIH, and to the PIV-3 vaccine from the NIH.

  Establish Collaborative Arrangements to Enhance Product Development
Efforts. Aviron intends to enter into collaborative arrangements to gain access to specific technologies and skills which may accelerate product development and provide additional financial resources to support its research and development and commercialization efforts, particularly outside of the United States. The Company has entered into collaborative arrangements with SmithKline Beecham for development of an EBV vaccine and with Sang-A for certain rights to the Company's products in Korea.

  Establish Marketing and Sales Capabilities. The Company intends to market and sell its cold adapted influenza vaccine product in the United States by developing its own sales force. Aviron believes that, due to the concentrated nature of the vaccine market, a small, dedicated sales force can be effective in the marketing and sales of its cold adapted influenza vaccine. For marketing and sales outside the United States, the Company intends to establish collaborative relationships with companies having strong capabilities in local markets.

VACCINE PRODUCTS UNDER DEVELOPMENT

  The following table summarizes Aviron's most advanced potential products under research and development. This table is qualified in its entirety, by reference to the more detailed descriptions appearing elsewhere in this Prospectus.


                                                                          COMMERCIAL
 PROGRAM                    VACCINE TYPE           STATUS (1)             RIGHTS (2)
 -------                    ------------           ---------              ----------
 Influenza
  Children                  Cold adapted live      Pivotal Phase III      Aviron
                            virus                  Clinical Trial-
                                                   Stage 1 Completed,
                                                   Stage 2 Planned
                                                   Manufacturing
                                                   Consistency Lot Trial
                                                   Underway
  Adults                    Cold adapted live      Challenge Efficacy     Aviron
                            virus                  Study Completed
                                                   Phase III Safety and
                                                   Effectiveness Trial
                                                   Planned
  Elderly and High Risk     Cold adapted live      Clinical Trials        Aviron
   Adults                   virus                  Planned
                            (co-administered with
                            inactivated vaccine)
                            Genetically            Preclinical            Aviron
                            engineered
                            live virus
 Parainfluenza Virus Type   Bovine live virus      IND Supplement Filed   Aviron
  3
 Epstein-Barr Virus         Recombinant subunit    Phase I Clinical       SmithKline
                            glycoprotein           Trial in Progress      Beecham/
                                                                          Aviron (3)
 Cytomegalovirus            Genetically            IND Filing Planned     Aviron
                            engineered
                            live virus
 Herpes Simplex Virus Type  Genetically            Preclinical            Aviron
  2                         engineered
                            live virus
 Respiratory Syncytial      Genetically            Research               Aviron
  Virus                     engineered
                            live virus

 --------
 (1) "Pivotal Phase III Clinical Trial-Stage 1 Completed, Stage 2 Planned" means Aviron has completed a multi-center, double-blind, placebo-controlled clinical trial for safety and efficacy. Stage 2 will enroll the same patients to collect immunogenicity data as well as additional safety and efficacy data.
     "Manufacturing Consistency Lot Trial Underway" means Aviron is conducting a clinical trial to demonstrate consistency across lots to submit as part of a PLA.
     "Challenge Efficacy Study Completed" means Aviron completed vaccination of patients in a multi-center, double-blind, placebo-controlled clinical trial for safety, immunogenicity and efficacy.
     "Phase III Safety and Effectiveness Trial Planned" indicates that Aviron intends to conduct a clinical trial to assess safety and effectiveness, measured by utilization of health care services and absenteeism.
     "Clinical Trials Planned" indicates that no clinical trial has been conducted by Aviron to date, but Aviron intends to proceed directly to Phase II clinical trials for safety to support a labeling claim to include in or supplement its PLA filing.
     "IND Filing Planned" means the Company has selected several vaccine candidates for testing in clinical trials in preparation for preparing an IND filing.
     "Preclinical" includes assessment of specific vaccine candidates for growth properties in cell culture and for attenuation and immunogenicity in animal models.
     "IND Supplement Filed" indicates that no clinical trials have been conducted by Aviron to date, but the FDA has received the IND and allowed the 30-day comment period to expire.
     "Phase I Clinical Trial Planned" indicates that SmithKline Beecham began a Phase I clinical trial in Europe in December 1997 to demonstrate safety and immunogenicity. "Research" includes identification of vaccine candidates and approaches to create new candidate strains. See "-- Government Regulation."
 (2) Commercial rights for Korea for most listed programs are licensed to Sang-A. See "-- Collaborative Agreements."
 (3) Worldwide rights (except Korea) licensed to SmithKline Beecham; Aviron retains certain United States co-promotion rights. See "--
     Collaborative Agreements."

 Influenza

  Every year in mid- to late-winter, influenza spreads across the globe, infecting an average of approximately 10% to 20% of the United States population. In the United States, 35 to 50 million cases of influenza occur annually. Influenza cases are associated with symptoms lasting for at least three to five days, an average of approximately three days of lost work or missed school, and approximately 20,000 deaths each year. Field studies indicate the attack rate ranges from a low of 10% in persons over age 65 to a high of 36% in children aged one to 18. Children are also a major factor in spreading influenza to other population segments, including those at high risk of contracting the disease. At the peak of a typical epidemic, reportedly 9% to 22% of all physician office visits are for flu-like symptoms. Over 90% of influenza-related deaths occur in people over age 65, but children under age five and women in the third trimester of pregnancy are also at higher risk for serious complications. Several times this century, influenza has appeared as a much more serious pandemic. These major pandemics occur when the influenza virus undergoes "antigenic shift" in which one influenza subtype is replaced by a different strain for which the population has not developed antibodies and, therefore, for which it is extremely susceptible to infection.

  The variability of certain components of the influenza virus requires that the influenza vaccine be modified annually. The CDC and the World Health Organization (the "WHO") maintain a global network which generates data required to select strains for the coming influenza season's vaccine and monitor the occurrence of especially severe epidemics. Based on these data, the FDA and the CDC discuss circulating influenza strains which are candidates for inclusion in the following season's influenza vaccine. A similar process is undertaken in Europe by the WHO and various national authorities. Currently available inactivated influenza vaccines contain three strains of influenza virus (two strains of influenza A and one strain of influenza B) and are therefore called trivalent vaccines. Typically one or sometimes two of the strains in these trivalent vaccines are recommended for updating annually. Current vaccines have been variously reported to be 60% to 90% effective in preventing illness, pneumonia, hospitalization and death due to complications from influenza.

  The ACIP has identified the principal target groups for the current influenza vaccine as those at increased risk for influenza-related complications, including persons age 65 or older, residents of chronic-care facilities, adults and children with chronic disorders of the pulmonary or cardiovascular system, adults and children who have required regular medical follow-up or hospitalization during the preceding year because of chronic metabolic diseases or immunosuppression, children and teenagers receiving long-term aspirin therapy and therefore at risk of developing Reye's syndrome, and pregnant women. The next level of priority for vaccination identified by the ACIP includes certain groups, such as health care personnel and household members (including children), that may transmit influenza to high-risk persons. Furthermore, the ACIP recommends that physicians administer influenza vaccine to any person who wishes to reduce the chance of becoming ill with influenza.

  The FDA estimates that over approximately 75 million influenza vaccine doses were manufactured for use in the United States in 1996. According to the CDC, 55% of the 34 million Americans over age 65 received the annual influenza vaccine during the 1994 calendar year, up from less than approximately 25% a few years earlier. The United States Department of Health and Human Services has set a goal for administrating the influenza vaccine to at least 60% of Americans over age 65, by the year 2000. The Company believes that a lower percentage of high-risk individuals under age 65 were vaccinated in 1994, and that the majority of influenza doses used in the United States are being administered to healthy adults under age 65, many of whom participate in voluntary work place immunization programs. Experts suggest that very few of the 70 million children under age 18 receive the annual influenza vaccine.

  In addition to the currently available vaccines, two oral drugs are currently approved for use in the prevention and treatment of influenza A: amantadine, which has been on the market for many years, and rimantidine, a closely related compound which produces fewer side effects. Both agents have been shown to be effective in reducing the severity of influenza A disease and the number of days of disability, but are not effective against influenza B. Both are also recommended for daily use during the influenza season by certain high-risk persons for whom the influenza vaccine is contraindicated. However, there is a concern that widespread prophylactic use could lead to emergence of drug-resistant strains.

  Aviron's Cold Adapted Influenza Vaccine. The Company's most advanced program is based on the live cold adapted influenza vaccine technology discovered by Dr. H. F. Maassab, licensed from the University of Michigan and subject to a Cooperative Research and Development Agreement ("CRADA") with the NIH. The cold adapted influenza vaccine is currently undergoing extensive clinical trials by Aviron, many of which are coordinated with NIH-sponsored investigators. Prior to Company-initiated trials, at least 65 clinical trials of the cold adapted influenza vaccine technology were performed since 1977, involving more than 15,000 volunteers, of whom over 7,000 received the cold adapted influenza vaccine. See "-- Influenza Clinical Trials."

  The Company is developing a cold adapted influenza vaccine for widespread annual use in children, adults, high-risk individuals and for co-administration with the inactivated vaccine for improved protection in the elderly. The quality of the immune response induced by cold adapted influenza vaccine differs from that induced by inactivated influenza vaccines. The cold adapted influenza vaccine elicits an immune response to multiple viral proteins mimicking the natural immunobiology of influenza, whereas the response to the classical inactivated vaccine is directed primarily to one component of the virus. Because the cold adapted influenza vaccine is delivered as a nasal spray, the Company believes it would provide the first practical way to immunize children on an annual basis. Children are an important target because, while the elderly experience the greatest mortality from the annual influenza epidemic, much of the morbidity and illness occurs in young children. Children are also thought to be important in the spread of influenza in the population. In addition to its proposed use in physician's offices, Aviron believes that the nasal spray delivery of this vaccine will enable it to be administered by adults without special medical training, so that it will be practical to consider delivery via pharmacies, schools, day care centers, and possibly in the home. However, before delivery methods are established in these settings, the Company will be required to formulate the cold adapted influenza vaccine to ensure stability of the vaccine in such settings. There can be no assurance that the Company will be able to do so or that regulatory authorities will approve such delivery methods.

  Aviron also is targeting healthy adults, many of whom are being offered influenza prophylaxis by their employer and who may prefer Aviron's intranasal administration to injection. The Company believes that many adults who regularly receive the inactivated influenza vaccine will select the intranasal vaccine if given the choice, and that people who have avoided "flu shots" in the past will receive a vaccination if the intranasal alternative is available. In addition, the Company is developing its vaccine for co-administration by nasal spray with the inactivated influenza vaccine injection for the elderly. While efficacy in the elderly has not been conclusively demonstrated, nursing home studies suggest that simultaneous administration of the intranasal cold adapted influenza vaccine with an injection of the inactivated vaccine offers added protection compared to administration of the inactivated vaccine alone. Aviron intends to seek recommendations from the ACIP and the American Academy of Pediatrics and other medical advisory bodies for use of the cold adapted influenza vaccine in the appropriate population.

  Aviron's Next-Generation Genetically Engineered Influenza Vaccine. The Company is using its proprietary reverse genetics technology to engineer future generations of influenza vaccines which are designed to the needs of various age groups in the population. The Company's next priority is to develop strains which offer improved protection in the elderly compared to the currently available inactivated vaccines. Since most elderly persons have had experience with several influenza infections in their lifetime, pre-existing antibodies may prevent the cold adapted virus from multiplying sufficiently to be used as an alternative to the currently available vaccines in the elderly. To address this problem, Aviron scientists have created new strains of influenza vaccine candidates which have been evaluated and shown to be attenuated in ferrets, an animal model for influenza. Vaccinated animals were protected from subsequent challenge with a virulent strain of influenza. Some of the Company's genetically engineered strains have been found to better replicate in the upper respiratory tract of these animals than the cold adapted influenza vaccine, while retaining the property of restricted growth in the lower respiratory tract. Work with the cold adapted influenza vaccine has shown that these features are associated with desirable characteristics of attenuation in humans. However, animal model results are not necessarily predictive of results in humans. The Company believes that these strains may be more immunogenic than the cold adapted vaccine and, therefore, more suitable for use as a single-dose vaccine for the elderly. No assurance can be given that the Company will be able to commence or successfully complete clinical trials on a timely basis, if at all.

 Parainfluenza Virus Type 3

  PIV-3 is a common respiratory virus of childhood which causes croup, cough, fever and pneumonia. Every year, primarily during the spring and summer months, PIV-3 infects infants, children and adults. In the United States, at least 60% of children are infected by the time they reach two years of age, and 80% by four years of age. These cases are associated with symptoms lasting from three to eight days and approximately 17,000 hospitalizations per year. Children are also a major factor in introducing PIV-3 infection into the family setting. PIV-3 frequently reoccurs and children typically experience two to three infections of decreasing severity. Unlike influenza, PIV-3 undergoes only a very minor degree of variation in the surface proteins from year to year; therefore, a PIV-3 vaccine will not require annual updates.

  Both serum and nasal antibodies directed to PIV-3 surface proteins play a role in protection against PIV-3 disease. It is thought that protection of the lower respiratory tract from PIV-3 replication and disease requires high serum antibody levels, whereas resistance to infection and protection against disease in the upper respiratory tract requires mucosal antibodies in the nose. There is currently no available vaccine to protect against PIV-3 infection, and no drug for treatment of PIV-3 disease.

  Aviron's Live Parainfluenza Virus Type 3 Vaccine. The Company's live intranasal vaccine program for PIV-3 utilizes bovine PIV-3 (bPIV-3) vaccine technology licensed from the NIH. Use of bPIV-3 as a vaccine to protect humans against human PIV-3 strains is based on the successful strategy first used by Jenner for smallpox vaccination, in which an animal virus is used to protect humans from the analogous human virus. It is thought that the attenuation of bPIV-3 seen in primates is due to mutations sustained throughout its genome during its long evolutionary adaptation to the bovine host.

  Prior to the Company's in-licensing of the bPIV-3 vaccine, it had been tested in Phase I clinical trials in over 100 adults, children and infants. In all age groups, the bPIV-3 vaccine appeared satisfactorily attenuated, safe and genetically stable. Eighty-five percent of seronegative infants and children (six to 60 months of age) were infected by the tested dose, and 61% of bPIV-3 recipients developed a level of antibody to PIV-3 previously associated with protection from disease. The vaccine strain infected 92% of infants younger than six months of age, even in the presence of maternally-derived PIV-3 antibodies. Infection with the bPIV-3 vaccine stimulated an immune response to PIV-3 in 42% of these young infants. The Company has filed an IND for a Phase II clinical trial of bPIV-3 using the existing bPIV-3 vaccine supply produced and tested for the NIAID and expect that the trials will begin by the end of 1997. There can be no assurance that this trial will be commenced or, if commenced, will be successful, or that the Company will develop successfully and receive FDA approval of its bPIV-3 vaccine.

 Epstein-Barr Virus

  Epstein-Barr virus, a herpes virus that causes infectious mononucleosis, infects most people at some point in their lifetime. Infection at a young age may cause mild symptoms, but the debilitating syndrome of infectious mononucleosis is most common where infection first occurs in adolescence or young adulthood via exchange of saliva. Sore throat and swollen neck glands are followed by a period of fatigue and lethargy which can last for weeks or even months. Approximately 10% of high school and college students become infected with EBV each year in the United States, of which half or more may develop infectious mononucleosis. The disease usually runs its course without significant medical intervention; however, the long duration of infectious mononucleosis can be a serious problem for high school and college students and workers.

Enlargement of the liver and spleen are also common, so doctors typically prohibit participation in athletic activities to prevent serious injuries. EBV is one of the viruses implicated as a contributing cause of cancer in humans, including Hodgkin's disease, post-transplant and other lymphomas, nasopharyngeal carcinoma (the most common head and neck cancer in large regions of Asia) and Burkitt's lymphoma (a significant disease in Africa).

  The Company is developing a subunit vaccine for EBV based on the single surface antigen responsible for most of the neutralizing antibodies stimulated by EBV infection. Quantities of this antigen have been expressed, purified and evaluated in a rabbit model, where preliminary results indicate that the antigen is immunogenic when combined with an adjuvant. In 1995, the Company entered into a worldwide collaboration with SmithKline Beecham, excluding
Korea, whereby SmithKline Beecham will fund the development of Aviron's EBV vaccine in exchange for certain marketing rights. SmithKline Beecham began a Phase I clinical trial in Europe of the subunit vaccine in December 1997 to demonstrate safety and immunogenicity. There can be no assurance that this trial will be commenced or, if commenced, will be successful, or that FDA approval will be obtained for any vaccine candidate. See "-- Collaborative Agreements."

 Cytomegalovirus

  Most people become infected with CMV, another member of the herpes virus family, at some time in their life, and in the United States 40% to 60% of infections occur in childhood. These infections are typically asymptomatic or result in mild illness with sore throat, headache, fatigue and swollen glands. CMV also can cause an infectious mononucleosis syndrome clinically indistinguishable from that associated with EBV infection. More serious CMV disease is also often associated with a weakened immune system, as is often found in AIDS, cancer and transplant patients, which may be due to reactivation of CMV acquired early in life or a primary, infection. In addition, if a woman is first exposed to this virus early in pregnancy, the resulting infection can cause serious fetal abnormalities. Approximately 40,000 infants in the United States are infected each year, resulting in varying levels of brain damage or deafness in over 10% of these infants. Congenital CMV syndrome results in significant expenditures for neonatal intensive care and potentially lifelong custodial care.

  No vaccine currently is available for CMV. Antibodies from persons with high levels of immunity, are available in the form of hyperimmune globulins for certain high-risk patients, but use of these products can be costly and of limited efficacy. The Company believes that widespread vaccination of children with a safe effective CMV vaccine is justified for the same reason that children in the United States are vaccinated against rubella: to protect unborn children from birth defects by reducing the risk that mothers are exposed to infected children.

  A live attenuated CMV vaccine candidate, known as the Towne strain, has been tested by third parties in several hundred people. This strain was reported to be well tolerated, but did not provide sufficient protection in pregnant mothers of children in day care who were at risk for congenital CMV, or in transplant recipients at risk of acquiring CMV from the donor organs. Aviron scientists have discovered differences between the genome of the Towne strain and that of wild-type CMV. Based on this knowledge, the Company has used its Rational Vaccine Design approach to create new recombinant CMV vaccine candidates in an attempt to strike the appropriate balance between attenuation and protection. Some of these vaccine candidates have been made and tested by Aviron in a specialized animal model. The Company has selected several vaccine candidates for testing in clinical trials for the prevention of CMV disease. However, no assurance can be given that clinical trials will be commenced or, if commenced, will be successful, or that the Company will develop successfully and receive FDA approval of its CMV vaccine candidate.

 Herpes Simplex Virus Type 2

  It is estimated that HSV-2, the cause of genital herpes, infects one out of five persons in the United States. Only one-third of those infected experience symptoms, but a significant portion of new infections are caused by transmission from asymptomatic individuals. Genital herpes is a non-lethal but incurable disease that invades the body once and settles in for a lifetime, often manifesting its presence several times a year with painful sores in the genital area. It is estimated that there are over 700,000 new cases of genital herpes per year in the United States, and that the disease is responsible for over 500,000 physician visits per year.

  Genital herpes also can be acquired by newborn babies as they pass through the birth canal of infected mothers. Neonatal herpes simplex infection can result in serious damage to the brain and many other organs. Even with therapy, over 20% of the 1,500 infants infected each year in the United States die, and many of the survivors are seriously impaired. In addition, efforts to prevent neonatal herpes contribute significantly to the cost of the disease. Thousands of women in the United States with a history of genital herpes are advised to undergo a Cesarean section when prenatal cultures or examinations suggest a recurrence near the time of delivery. HSV-2 infection can also lead to serious and fatal complications in adults with impaired immune systems due to AIDS or drug therapy for organ transplants.

  The most widely used drug therapy for HSV-2 disease is acyclovir (Zovirax), which has been shown to reduce the severity and duration of herpetic lesions, although most patients treated still experience symptoms for several days. When taken several times a day as a prophylaxis for HSV-2, acyclovir also has been shown to reduce the frequency of recurrences. Several additional therapeutics are available or are in the late stages of clinical trials, and several prophylactic vaccines are in clinical trials; however, no vaccine currently is available to prevent genital herpes. One company recently reported a lack of efficacy in Phase III clinical trials of a subunit vaccine. A second company is conducting a Phase III clinical trial of a different subunit vaccine.

  Aviron has used its Rational Vaccine Design approach to create injectable live attenuated vaccine candidates intended to prevent HSV disease in uninfected children and young adults. Two of the Company's founders, Dr. Bernard Roizman and Dr. Richard Whitley, in collaboration with Pasteur Merieux Serums et Vaccins, developed a prototype live herpes vaccine based on an oral herpes virus (HSV-1) backbone. After extensive preclinical testing, the virus was tested in humans; however, the immune response following vaccination was deemed insufficient. This insufficiency was attributed to the use of the HSV-1 backbone from which too many important genes had been deleted, thus rendering the virus over-attenuated. Aviron has licensed this technology, along with patents covering strategies for more specific deletions, from ARCH Development Corporation. Aviron has used this technology to create live vaccine candidates using an HSV-2 backbone, which it has evaluated in preclinical models. Several candidates have shown attenuation in various rodent models, as well as efficacy in protecting guinea pigs and primates from challenge with a lethal dose of wild-type HSV-2. The Company is developing additional vaccine candidates and intends to use the results of further animal studies to select one or more candidates for evaluation in clinical trials. There can be no assurance, however, that the Company will commence or successfully complete clinical trials on a timely basis, if at all.

  In July 1996, Aviron licensed certain of its patent rights covering or related to the use of HSV-2 for treatment of cancer and for gene therapy, but excluding use for vaccines, to NeuroVir Research, Inc., a private Canadian corporation ("NeuroVir"). In exchange, Aviron received shares of capital stock and warrants to purchase shares of capital stock, representing in the aggregate approximately 16% of the outstanding equity securities of NeuroVir on a fully-diluted basis after the first round of financing. Aviron is under no obligation to fund development of this technology.

 Respiratory Syncytial Virus

  RSV is the major cause of lower respiratory tract illness in the very young, responsible for over 90,000 hospitalizations and more than 4,000 deaths a year in the United States. Infection is manifested as cough and fever and, in some cases, pneumonia. While RSV infection can occur at any time of year, epidemics generally occur in the winter. Most cases are in children under age four, with the peak of severe illness under six months of age, particularly in infants with pre-existing heart and lung disease. The only prevention for RSV currently available is passive administration of polyclonal antibodies, although certain third parties are testing a cold adapted live attenuated RSV vaccine in infants. Available drug therapy is reserved for the most serious cases as it has significant side effects. Aviron is developing a genetically engineered live attenuated virus vaccine for RSV using its proprietary reverse genetics technology. Aviron's objective is to use this technology to create a number of live virus vaccine candidates which can be tested in animal models before selecting a candidate for testing in humans. However, no assurance can be given that the Company will be successful in identifying a vaccine candidate.

INFLUENZA CLINICAL TRIALS

 Clinical Trials Conducted by Aviron

  The Company has conducted and continues to conduct clinical trials to demonstrate safety and efficacy of its cold adapted influenza vaccine. To date, the Company has tested the trivalent vaccine in over 2,300 children and adults. While the Company believes that it can use previous trial data from others to support its regulatory filings, the Company's use of the previous data to establish safety and efficacy of its proposed vaccine is limited because very few of the clinical trials involved a vaccine delivered through a nasal spray. The Aviron clinical trials relate to the safety and efficacy of the trivalent formulation as well as the safety of its delivery, by intranasal spray. Aviron enrolled a total of 615 patients in Phase I/II clinical trials, 92 patients in a Phase II challenge study in adults in collaboration with the NIH, and 1,602 children in a pivotal Phase III clinical trial.

  Aviron conducted a safety and immunogenicity study involving 239 healthy adults at three university research centers. Patients were randomly assigned to receive either Aviron's live cold adapted influenza vaccine by nasal spray or nose drops, or placebo by nasal spray or nose drops. No serious adverse events attributable to Aviron's vaccine were seen in any subjects, and there were no statistically significant differences in the occurrence of fever, sore throat, runny nose, cough, headache or any other potential reaction assessed in the study between the vaccine or placebo or between the different types of administration. Statistically significant serum antibody responses to all three strains in the vaccine were observed in the subjects receiving the live cold adapted influenza vaccine compared to placebo. The magnitude of these antibody responses was within the range of responses seen in previous trials by others of the live cold adapted influenza vaccine, which are lower than the serum responses typically observed following immunizations with the inactivated influenza vaccine.

  Two hundred thirty-eight children between the ages of 18 months and five years were enrolled at four Vaccine Treatment Evaluation Units ("VTEUs") and 118 children were enrolled at the Center for Vaccine Development in Santiago, Chile, in a Phase I/II double-blind, placebo-controlled safety, immunogenicity and dose-escalation study. The study design and endpoints were similar to the adult study, except that the initial phases used a dose lower than that given to adults. No serious adverse events were seen in any subjects in any of the three phases of the dose escalation, and there were no statistically significant differences in the occurrences of fever, sore throat, runny nose, cough, wheezing, or irritability assessed in the study between the vaccine or placebo or between the different types of administration. Statistically significant serum antibody responses to all of the three strains were observed in the subjects receiving the higher dose of the live cold adapted influenza vaccine compared to placebo. The magnitude of these antibody responses was within the range of responses seen in previous trials by others of the trivalent cold adapted influenza vaccine.

  Aviron's intranasal spray formulation of the live cold adapted influenza vaccine also has been tested in a double-blind, placebo-controlled Phase II challenge study at two VTEUs involving 92 healthy young adults. Subjects were randomized to receive either the live cold adapted intranasal vaccine, the inactivated injectable vaccine or placebo. There were no serious adverse events attributable to Aviron's vaccine seen in any subjects, and there were no statistically significant differences in the occurrence of any potential reactions assessed in the study between either vaccine or placebo. Following vaccination and subsequent intranasal administration of the wild-type challenge virus, the incidence of laboratory-documented influenza, a prospectively defined primary endpoint of the trial, was 7% in subjects vaccinated with the live cold adapted intranasal influenza vaccine, 13% in subjects vaccinated with the inactivated injectable influenza vaccine and 45% in subjects who received placebo. The reduction in laboratory-documented influenza compared to placebo was statistically significant for the live cold adapted vaccine (p is less than 0.001) and the inactivated vaccine (p = 0.01). The other prospectively defined primary endpoint of the study was the proportion of subjects shedding the challenge virus after its administration. No significant differences were seen between the two vaccines and placebo in viral shedding.

  Of the recipients of the live cold adapted influenza vaccine, 10% experienced moderate or severe respiratory symptoms following administration of the wild-type influenza challenge virus, a statistically significant reduction compared to 39% of placebo recipients (p = 0.01). The rate of moderate or severe respiratory symptoms observed following challenge virus in the inactivated injectable vaccine was 22% which was not statistically significant compared to placebo. While the rate of respiratory illness seen in the placebo group was consistent with previous influenza challenge efficacy trials by others, the rate of febrile or systemic illness following challenge was lower than in previous trials. These data have not been peer reviewed, however, and no assurance can be given that the conclusions drawn from this analysis will not change as a result of further study by the Company or during the peer review process.

  Based on trials by others which showed that a modest immune response in young children to one or two of the strains after a single dose could be boosted significantly by a second dose approximately two months later, the Company initiated a two-year pivotal Phase III clinical trial to evaluate one- and two-dose regimens in children. The Company's clinical trial data suggest that a repeat or booster dose may be required in young children due to their lack of previous exposure to influenza or influenza vaccines. Two doses of the inactivated injectable influenza vaccine are recommended annually for young children receiving influenza prophylaxis for the first time. The Company enrolled 1,602 children at 10 clinical sites in the pivotal Phase III clinical trial, of which 1,314 were vaccinated with a second dose 46 to 74 days after initial vaccination. The primary endpoint of the first stage of the study was defined as protection of children from culture-confirmed influenza during naturally occurring epidemics of influenza.

  The data were unblinded in July 1997 following a single year of patient accrual due to the adequate incidence of influenza in the study population, rather than continuing to collect efficacy data for a second influenza season. The Company and NIAID announced that, based on an initial analysis of the first stage of the Phase III trial, Aviron's live cold adapted intranasal vaccine for influenza demonstrated a 93% protection rate against culture confirmed influenza in those children receiving two doses, the primary endpoint of the study. Only 1% of children receiving two doses experienced culture-confirmed influenza, compared to 18% of those receiving the placebo. These results were statistically significant. Although the data have not yet been peer-reviewed, the clinical investigators intend to present the initial findings of this trial at scientific conferences in fall 1997 and to submit their findings in 1997 for publication in a peer-reviewed medical journal. The Company intends to submit a PLA to the FDA based on the data from this trial and prior studies, and will support its PLA with additional data from the second stage of this Phase III clinical trial as well as other trials.

  The Company plans to conduct the second stage of its pivotal Phase III clinical trial during the 1997/98 influenza season in the same patients as the first stage of this trial. The second stage of the clinical trial will collect immunogenicity data, as well as additional safety and efficacy data. There can be no assurance that the results of this trial will support the results of the recently completed first stage of this trial. Failure to do so could have a material adverse effect on the regulatory approval or labeling of the cold adapted intranasal influenza vaccine and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company also plans to conduct a clinical trial for use of the vaccine in children with asthma during the 1997/98 influenza season.

  Aviron is currently conducting a manufacturing consistency lot trial in 500 children at the Center for Vaccine Development at the University of California, Los Angeles. Approval to market vaccines typically requires evidence from such a trial demonstrating that the product can be manufactured consistently from lot to lot.

  The Company has completed a Phase II challenge study in adults for its live cold adapted intranasal vaccine for influenza. The Company intends to conduct a Phase III trial in healthy adults during the 1997/98 influenza season to determine safety and effectiveness, measured by utilization of health care services and absenteeism. The Company intends to seek labeling claims for use of this vaccine in healthy adults in future PLA supplements, based on prior trials, as well as the Phase II challenge study and any additional data available from the Phase III clinical trial for safety and effectiveness. However, there can be no assurance that the Phase III trial will be successful or that the Company's PLA filings will be approved for healthy adults.

  The Company is also planning a Phase II clinical trial for safety in the elderly and high risk adults for the use of an intranasal vaccine for coadministration with the currently available injectable vaccine during the 1997/98 influenza season. The Company intends to use this data to support a label claim for safety for such coadministration in high risk adults and the elderly. In addition, the Company is planning to conduct an open label clinical trial in adults and children who volunteer to participate in the trial. The data from this trial is intended to support the safety and efficacy of the Company's cold adapted influenza vaccine.

  To date, none of the data announced by the Company from its clinical trials have been submitted for publication in peer-reviewed journals. Moreover, the data necessary to calculate the primary endpoints the first stage of the Company's pivotal Phase III clinical trial only became available in July 1997. There can be no assurance that the analysis of data regarding the primary endpoint announced by the Company and the conclusions drawn from this analysis will not change as a result of further study by the Company or its collaborators of the primary endpoints or secondary endpoints or in the course of peer review for publication or regulatory review for licensing. Such changes could have an adverse effect on the Company's product development efforts and its prospect for regulatory approvals of its live cold adapted influenza vaccine candidate. Furthermore, there can be no assurance that the Company will commence clinical trials as planned, or that if commenced, such trials can be completed on a timely basis, or at all.

 Clinical Trials Conducted by Others

  The Company's most advanced vaccine product is based on the cold adapted influenza vaccine technology licensed from the University of Michigan and the NIH. The Company has obtained from the NIH and the University of Michigan exclusive rights to trial results and data from the work at the VTEUs and Wyeth-Ayerst. Aviron has reviewed the data from over 65 previous clinical trials of influenza vaccine viruses derived from the University of Michigan master strains. These studies, performed since 1976, involved more than 15,000 volunteers, of whom over 7,000 received the cold adapted influenza vaccine. Most of these trials were conducted by academic investigators to explore the biology of the vaccines and were not designed to support an application to the FDA for approval to market a product. Each of the 15 vaccine strains that were tested were derived from the master strains and typically corresponded to the contemporaneous inactivated influenza vaccine for the year of testing.

  Those who received the cold adapted vaccine ranged in age from two months to over 80 years. More than 50 of these trials studied strains of influenza A vaccine, involving more than 13,000 volunteers, and 15 of the trials studied strains of influenza B vaccines, involving approximately 2,200 volunteers. In the aggregate, these clinical trials involved over 2,000 children. Nearly all of these trials used monovalent (one strain) or bivalent (two strains) formulations, containing only one or two of the three strains usually found in the current trivalent inactivated vaccine. These trials used either placebo or an inactivated virus vaccine as controls. In these clinical trials, trivalent formulations were administered to about 350 adults and 200 children. The cold adapted influenza vaccine was given in most of these clinical trials as nose drops, although in some instances it was given as a nasal spray.

  The effectiveness of the cold adapted influenza vaccine in preventing influenza infection in adults and children has been evaluated in seven adult and three pediatric challenge studies. Six of these adult challenge studies were placebo-controlled and involved 254 seronegative (relatively low levels of prior antibodies to the influenza strains used in the study) adults who were challenged within six months of vaccination. A challenge study is a clinical trial in which, typically, 20 to 30 adult volunteers are given wild-type influenza by nose drops, one to two months following immunization with the experimental or control vaccine preparation. Compared to placebo rates, the cold adapted influenza strains resulted in significant reduction (66% to 100%) in systemic illness compared to the placebo group and a reduction (17% to 100%) in infection as measured by evidence of challenge virus replication, or virus shedding, in the nose of the recipient. Two of these six studies included a comparison group of subjects treated with the inactivated virus vaccines. While these studies did not have a sufficient number of patients to detect a statistical difference between the cold adapted and inactivated vaccines, the cold adapted vaccine protection rates were equal or better than those seen for the inactivated vaccine in each of the five studies. In one study where adults were challenged seven months after immunization, less protection was seen as measured by infection or any illness for both inactivated and cold adapted vaccines. However, protection rates against systemic illness, such as fever, were 79% to 100% for the cold adapted vaccine and 67% to 84% for the inactivated vaccine.

  Children are challenged in such studies using the cold adapted influenza vaccine as the challenge virus rather than virulent wild-type virus. The endpoint measured in children is protection from infection, defined as vaccine virus growth in the nose after challenge. Of the three placebo-controlled studies in 86 children, prior immunization with the cold adapted influenza vaccine was associated with a significant reduction (52% to 100%) in the percent of children infected with the challenge virus compared to placebo. In the only children's study that included a comparison to inactivated vaccine, the cold adapted vaccine resulted in a 52% reduction in virus shedding, whereas the inactivated vaccine reduced shedding by 6% compared to the placebo.

  Cold adapted influenza vaccines also have been tested in field trials where children and adults were vaccinated before the influenza season, and are then followed during the next six months in order to assess protection against influenza disease. The largest study was conducted over four consecutive influenza seasons. Approximately 5,200 children and adults from ages one to 65 were randomly assigned to each arm of this double-blind, placebo-controlled study. This study design only allowed comparison of the inactivated and cold adapted influenza A components. Both vaccines were considered to be well-tolerated, with slightly increased redness and tenderness at the injection site in those receiving the inactivated vaccine and slightly increased sore throat or runny nose, lethargy and aches in those receiving the vaccine nose drops. This study showed that both cold adapted and inactivated influenza vaccines were well tolerated and reduced infection and morbidity due to influenza A. The relative efficacy of the two vaccines differed from one epidemic year to another and according to which measurement was used to assess efficacy. As measured by rises in circulating antibodies during the influenza season (seroconversion), the inactivated vaccine appeared more effective. However, it is not clear how well this correlates with actual protection, as the cold adapted and inactivated vaccines both protected recipients from culture-positive disease at rates which did not differ by an amount which was statistically significant.

ADDITIONAL RESEARCH PROGRAMS

  Live Viruses as Vectors

  Aviron believes that its virus engineering technology may be used to create strains which carry "foreign" genes and are able to deliver genetic or antigenic information to specific tissues in the host. For example, it is possible to engineer antigens from other viruses into influenza, as has already been demonstrated for small antigenic regions from agents such as HIV and malaria. RSV and PIV-3 are two other important causes of childhood infections which may be targeted by using the influenza virus as a vector to deliver antigens.

  Members of the herpes virus family may also serve as vectors to deliver antigens to make vaccines which protect against other viruses. Due to the natural properties of this virus, it may be useful to deliver genetic information to the central nervous system.

  Modified Herpes Simplex Viruses to Treat Brain Cancer

  The Company's proprietary technology to modify herpes simplex viruses has been evaluated by others in animal models for the treatment of brain cancer. Malignant glioma is the most lethal of the common tumors originating in the brain. In spite of surgical therapy radiotherapy and chemotherapy, five-year survival rates in humans of approximately 5% are seen. Many new therapies have been investigated, including radiation, hyperthermia, phototherapy, immunotherapy, novel drug delivery for chemotherapy and gene therapy. Two of Aviron's founders, Dr. Richard Whitley and Dr. Bernard Roizman, modified the herpes simplex virus using genetic engineering and have tested this virus in an animal model of malignant glioma. Preliminary results show that tumor size was reduced by the modified viruses, resulting in longer life and reduced neurological deficit for the treated animals.

  Aviron has entered into a collaboration with Neurovir to develop the Company's proprietary technology for the use of herpes simplex virus to treat brain cancer and as a vector for gene therapy for treatment of cancer and neurological disease. No assurance can be given that Neurovir will be successful in developing this technology.

PRODUCTION AND MANUFACTURING

  The Company currently does not have facilities to manufacture the cold adapted influenza vaccine and has no experience with clinical or commercial manufacture of this potential product. All of the cold adapted vaccine material used in the Company's clinical trials is being supplied by Evans pursuant to a manufacturing and development agreement entered into in November 1995 (the "Evans Clinical Agreement"). Evans is one of four companies licensed by the FDA to produce influenza vaccine for sale in the United States and produces an injectable influenza vaccine that would compete with the Company's cold adapted influenza vaccine. Under the Evans Clinical Agreement, Evans is producing and supplying the Company with sufficient quantities of cold adapted influenza vaccine to conduct its current clinical trials and those planned for the 1997/98 influenza season, subject to certain limitations. Under the agreement, Evans is also collaborating with Aviron to develop a formulation of the cold adapted influenza vaccine requiring only refrigeration rather than frozen storage. The Company also granted Evans a right of first negotiation with respect to distribution rights for the vaccine in Europe. Either party may terminate the Evans Clinical Agreement upon six months notice to the other party.

  The Company is currently conducting clinical trials to demonstrate lot-to-lot consistency of the cold adapted vaccine being supplied by Evans. Consistency information is necessary for the Company's FDA submission.

  The Company plans to obtain initial commercial quantities of its cold adapted influenza vaccine, if approved by the FDA, for its first two influenza seasons of commercial production from Evans. Pursuant to an agreement entered into in April 1997 (the "Evans Commercial Agreement"), Evans has agreed to manufacture the Company's live cold adapted influenza vaccine until December 31, 2000, the expiration of the initial term of the Evans Commercial Agreement. Thereafter, the Company will be required to either extend its contract with Evans, contract with an alternative commercial supplier or obtain a commercial manufacturing facility, which would require a significant amount of funds. There can be no assurance that the Company will be able to extend the term of the Evans Commercial Agreement or that an alternative commercial supplier for the commercial manufacture of the cold adapted influenza vaccine can be reached, or if reached, on terms satisfactory to the Company and in time for the relevant influenza season. In addition, as part of the regulatory approval process, before commercial launch of the cold adapted influenza vaccine, the Company will need to obtain, in addition to an approval of a PLA, an approval of an ELA for the Evans facility to manufacture the Company's cold adapted influenza vaccine.

  The production of the Company's cold adapted influenza vaccine is subject to the availability of a large number of specific pathogen-free hen eggs, for which there are currently a limited number of suppliers. Contamination or disruption of this source of supply would adversely affect the ability to manufacture the Company's cold adapted influenza vaccine. The production of the cold adapted influenza vaccine is also subject to the availability of the device for delivery of the vaccine intranasally. The Company is negotiating an agreement for the commercial manufacture and supply of such devices. Although the device will not be reviewed separately by regulatory authorities, the Company will rely on the manufacturer to make available the manufacturing process of the device as part of the PLA submission for the cold adapted influenza vaccine. There can be no assurance that an agreement with this or any other device supplier can be reached on satisfactory terms, on a timely basis, or at all.

  In addition, to make the vaccine available for clinical trials or commercial sales before each influenza season, the Company must successfully modify the vaccine within a six-month period to include selected strains for a particular year. If the Company were unable to develop an influenza vaccine for a particular year that meets FDA and CDC guidelines and establish a manufacturing process for the vaccine, its business, financial condition and results of operations would be materially adversely affected. No assurance can be given that delays in preparing vaccines for use in clinical trials or commercial sales will not be encountered. In addition, there can be no assurance that the Company's development efforts will be successful, that required regulatory approvals, including those with respect to IND or PLA and ELA applications, will be obtained or that any products, if introduced, will be successfully marketed.

  In April 1996, the Company completed construction of a pilot manufacturing facility for its potential vaccine products other than the cold adapted influenza vaccine. Funding was obtained through the Company's existing capital lease line of credit. The Company currently does not have facilities to manufacture any of its other potential products in commercial quantities and has no experience with commercial manufacture of vaccine products. To manufacture its other potential products for large-scale clinical trials or on a commercial scale, the Company may be required to build a large-scale manufacturing facility, which would require a significant amount of funds. The scale-up of manufacturing for commercial production would require the Company to develop advanced manufacturing techniques and rigorous process controls. Furthermore, the Company would be required to register its facility with the FDA and with the California Department of Health Services and would be subject to state and federal inspections confirming the Company's compliance with cGMP regulations established by the FDA. However, no assurance can be given as to the ability of the Company to produce commercial quantities of its potential products in compliance with applicable regulations or at an acceptable cost, or at all.

  The Company is alternatively considering the use of contract manufacturers for the commercial production of its potential products. The Company is aware of only a limited number of manufacturers which it believes have the ability and capacity to manufacture its potential products, including the cold adapted influenza vaccine, in a timely manner. There can be no assurance that the Company would be able to contract with any of these companies for the manufacture of its products on acceptable terms, if at all. If the Company enters into an agreement with a third-party manufacturer, it may be required to relinquish control of the manufacturing process, which could adversely affect the Company's results of operations. Furthermore, a third-party manufacturer also will be required to manufacture the Company's products in compliance with state and federal regulations. Failure of any such third-party manufacturer to comply with state and federal regulations and to deliver the required quantities on a timely basis and at commercially reasonable prices would materially adversely affect the Company's business, financial condition and results of operations. No assurance can be given that the Company, alone or with a third party, will be able to make the transition to commercial production of its potential products successfully, if at all, or that if successful, the Company will be able to maintain such production.

MARKETING AND SALES

  The current purchasers of vaccines are principally physicians, large HMOs and state and federal government agencies. However, the United States health care system is undergoing significant changes and the relative proportion that each group will represent in the future will depend on factors such as legislative changes and the economy. The Company intends to sell its products directly to HMOs, large employers and state and federal health care agencies, and to other buyers outside the United States through partners with strong capabilities in local markets. Outside the United States, the Company plans to sell its potential products through collaborative agreements with strategic partners. Aviron intends to use rigorous cost-effectiveness analysis as a guide for its pricing strategy and in support of its marketing plans.

  The Company currently has no marketing, sales or distribution capabilities. To market any products, Aviron must either obtain the assistance of a third party with a suitable distribution system, develop a direct sales and marketing staff of its own or combine the efforts of a third party with its own efforts. Other than SmithKline Beecham and Sang-A, the Company to date has no agreements for marketing or distributing its potential products.

  The success and commercialization of the Company's products is dependent in part upon the ability of the Company to maintain and enter into additional collaborative agreements with corporate partners for the development, testing and marketing of certain of its vaccines and upon the ability, of these third parties to perform their responsibilities. Although Aviron believes that parties to any such arrangements would have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources devoted to these activities will not be within the control of the Company. There can be no assurance that any such agreements or arrangements would be available on terms acceptable to the Company, if at all, that such third parties would perform their obligations as expected, or that any revenue would be derived from such arrangements. If Aviron is not able to enter into such agreements or arrangements, it could encounter delays in introducing its potential products into the market or be forced to limit the scope of its commercialization activities. If the Company were to market products directly, significant additional expenditures, management resources and time would be required to develop a marketing and sales staff within the Company. In addition, the Company would also be competing with other companies that currently have experienced and well-funded marketing and sales operations. There can be no assurance that the Company will be able to establish its own marketing and sales force or that any such force, if established, would be successful.

COLLABORATIVE AGREEMENTS

  The Company's strategy for the development, clinical trials, manufacturing and commercialization of certain of its products includes maintaining and entering into various collaborations with corporate partners, licensors, licensees and others. There can be no assurance that the Company will be able to maintain existing collaborative agreements, negotiate collaborative arrangements in the future on acceptable terms, if at all, or that any such collaborative arrangements will be successful. To date the Company has entered into the following collaborative agreements.

 National Institute of Allergy and Infectious Diseases--Parainfluenza Virus
Type 3

  In May 1996, the Company obtained exclusive rights from the NIAID of the NIH to certain biological materials and clinical trial data for its PIV-3 program. The NIH granted to the Company exclusive rights in specific strains of bovine parainfluenza virus (the "Licensed Materials") to develop, test, manufacture, use and sell products for vaccination against human parainfluenza virus and other human and animal diseases ("Licensed Products"). In addition, the Company obtained from the NIAID the right to reference an existing IND and certain data relating to the Licensed Materials. The NIH retained certain rights to the Licensed Materials on behalf of the United States Government to conduct research and to grant research licenses to third parties under certain circumstances. In return for the rights granted by NIH, the Company will make payments to NIH on the achievement of specified milestones and will make certain royalty payments to NIH. Unless otherwise terminated, the Agreement will terminate on cessation of commercial sales of Licensed Products by the Company or its sublicensee. The Company has the unilateral right to terminate the Agreement in any country upon providing 60 days notice to NIH.

 SmithKline Beecham Biologicals S.A.

  In October 1995, the Company signed an agreement with SmithKline Beecham defining a collaboration on the Company's EBV vaccine technology (the "SB Agreement"). Under the terms of the SB Agreement, the Company granted SmithKline Beecham an exclusive license to produce, use and sell EBV vaccines incorporating the Company's technology for prophylactic and therapeutic uses on a worldwide basis, except in South and North Korea (together, "Korea"). The Company has retained the right to co-distribute a monovalent formulation of the EBV vaccine in certain markets in the United States and to have SmithKline Beecham supply such vaccine. In addition, SmithKline Beecham obtained a right of first refusal to an exclusive, worldwide (except Korea) license under any intellectual property rights relating to any live EBV vaccine technology developed or controlled by the Company during the term of the SB Agreement.

  SmithKline Beecham has agreed to fund research and development at the Company related to the EBV vaccine, in specified minimum amounts, during the first two years of the SB Agreement. SmithKline Beecham made an initial upfront payment to the Company and agreed to make additional payments upon the achievement of certain product development milestones. The Company is entitled to royalties from SmithKline Beecham based on net sales of the vaccine. Unless otherwise terminated, the SmithKline Beecham Agreement will expire upon the expiration or invalidation of the last remaining patent covered by the SB Agreement or 10 years from the date of first commercial sale of the vaccine, whichever is later. The SB Agreement may be terminated by SmithKline Beecham with respect to any country at any time.

 Sang-A Pharm. Co., Ltd.

  In May 1995, the Company entered into a Development and License Agreement with Sang-A. The Company granted to Sang-A exclusive clinical development, manufacturing and marketing rights in Korea for specified products developed by Aviron, including vaccines for influenza (cold adapted and recombinant), EBV, CMV, HSV-2 and RSV. However, the Company is under no obligation to develop any product. Sang-A also will make payments to the Company upon the Company's meeting certain regulatory milestones for each product in Korea and will pay a royalty to the Company on net sales of such products in Korea.

  Sang-A also is obligated to establish a manufacturing facility with at least enough capacity to meet demand for all Korean product requirements for each product that reaches commercialization, if any. In the event that Sang-A's manufacturing capabilities satisfy certain objective criteria and subject to an obligation to cooperate with the Company's future corporate partners for any given products, Sang-A has a right of first refusal to manufacture a portion of the total requirements of the Company, its affiliates and sublicensees for the specified products, with the exception of the EBV vaccine, in specified countries, including the United States, provided that it can do so at a competitive price, quality and timeline.

  The term of this agreement extends, on a product-by-product basis, until 10 years from the date of first commercial sale of each product in Korea. At the conclusion of the term, Sang-A has an option to extend the agreement on a product-by-product basis, for the longer of an additional 10 years or the expiration of the patents covering such product. During any such extension, Sang-A will have either no royalty obligation to the Company or a reduced royalty obligation, depending on the product.

  In return for the rights granted to Sang-A, Sang-A made an equity investment in the Company in May 1995 of approximately $4.0 million. Sang-A subsequently made additional equity investments of approximately $1.6 million in the Company's private placement of Series C Preferred Stock and $1.9 million in the Company's initial public offering of Common Stock.

  In January 1997, the Hanbo Group declared bankruptcy. Hanbo Group is the conglomerate that owns Sang-A. The Company is unable to predict what, if any, effect the bankruptcy of Hanbo Group will have on Hanbo Group subsidiaries, including Sang-A.

 National Institute of Allergy and Infectious Diseases--Cold Adapted Influenza Vaccine

  Following a competitive application process, the Company entered into a CRADA in March 1995 with the National Institute of Allergy and Infectious Diseases of the NIH to conduct clinical trials of the Company's cold adapted influenza vaccine. Wyeth-Ayerst licensed certain rights to the vaccine from the NIH in 1991 and was developing it for sale in collaboration with the NIH until relinquishing its rights in 1993. Aviron has obtained from the NIH and the University of Michigan exclusive rights to trial results and data from the work at the VTEUs and Wyeth-Ayerst. The NIH has agreed to support the trials by enrolling subjects in its network of VTEUs. In addition, the Company acquired exclusive commercial rights to data generated from all previous clinical trials conducted by the NIH and Wyeth-Ayerst using the vaccine. The term of the CRADA will not exceed five years without a written amendment by the parties. Either party may terminate the CRADA for material breach.

 University of Michigan

  In February 1995, the Company entered into a materials transfer and intellectual property agreement (the "Michigan Agreement") with the University of Michigan. Pursuant to the Michigan Agreement, the University of Michigan granted the Company exclusive worldwide rights to certain intellectual property and technology, relating to a cold adapted influenza vaccine and proprietary donor strains of influenza viruses useful in the production of products for vaccination against influenza and potentially for gene therapy and other uses (the "Master Strains"). Specifically, the Company obtained the exclusive right to develop, manufacture, use, market and sell products incorporating any such intellectual property or utilizing the Master Strains worldwide. In consideration for the rights granted to the Company, the
Company: (i) made an initial cash payment to the University of Michigan; (ii) agreed to pay a royalty to the University of Michigan on net sales of products subject to the license; (iii) entered into a sponsored research agreement with the University of Michigan for a period of at least two years; and (iv) issued to the University of Michigan 1,323,734 shares of Series B Preferred Stock, which automatically converted into 264,746 shares of the Company's Common Stock at the time of the Company's initial public offering. In addition, in the event that Aviron receives approval to commercially market a product based on the University of Michigan technology, the Company has agreed to issue a warrant to the University of Michigan to purchase shares of the Company's Common Stock at a price of $10.00 per share, for a number of shares to be based on 1.25% of the Common Stock outstanding on the date of the first commercial sale of the product incorporating the University of Michigan technology.

  Pursuant to the Michigan Agreement, the Company is required to grant to the University of Michigan an irrevocable, royalty-free license for research purposes, or for transfer to a subsequent licensee should the Michigan Agreement be terminated, to (i) all improvements developed by the Company, its affiliates or sublicensees, whether or not patentable; relating to delivery mechanisms and processes for administration and manufacturing of products, as well as packaging storage and preservation processes for the Master Strains, and (ii) all new technical information acquired by the Company, its affiliates or sublicensees relating to the Master Strains and products.

  The term of the Michigan Agreement is until the later of the last to expire of the University of Michigan patents licensed to the Company or 20 years from the date of first commercial sale of a product incorporating the Michigan technology. The Company has the further right to terminate for any reason upon 12 months notice to the University of Michigan.

 The Mount Sinai School of Medicine

  In February 1993, the Company entered into a technology transfer agreement with The Mount Sinai School of Medicine of the City University of New York ("Mount Sinai"). Under this agreement, Mount Sinai assigned to the Company all of its rights, title and interest in and to certain patents and patent applications, as well as all associated know-how and other technical information relating to recombinant negative strand RNA virus expression systems and vaccines, attenuated influenza viruses and certain other technology. Mount Sinai also granted the Company (i) an option to acquire any improvements to the inventions disclosed in the assigned patents and patent applications thereafter developed by Mount Sinai and (ii) a right of first negotiation for a license or assignment to certain additional related technology. In consideration for the rights granted to the Company, the Company issued to Mount Sinai 35,000 shares of the Company's Common Stock. The Company also issued to Mount Sinai four warrants to purchase up to a total of 45,000 shares of the Company's Common Stock, each exercisable for a term of five years commencing upon the occurrence of certain milestone events. Warrants to purchase 9,000 shares are currently exercisable at a per share exercise price of $4.50. Warrants to purchase 29,750 shares became exercisable at the effective date of the Company's initial public offering at a per share exercise price of $10.00. Warrants to purchase the remaining 6,250 shares were terminated on the effective date of the Company's initial public offering according to their terms. In 1996, warrants to purchase 3,124 shares were distributed by Mount Sinai to certain inventors of the relevant technology.

 ARCH Development Corporation

  In July 1992, the Company entered into a license agreement with ARCH, pursuant to which the Company obtained an exclusive, worldwide commercialization license, with the right to sublicense, to certain patent rights and related intellectual property and materials pertaining to the herpes simplex viruses, EBV and various recombinant methods and materials. In return for the rights granted to the Company under this agreement, the Company will make payments to ARCH upon the achievement of certain milestones in the development of products covered by the license and will pay royalties to ARCH on net sales of such products. ARCH also granted the Company certain rights to improvements and additional related technology. The term of this agreement extends until the expiration of the last-to-expire patent rights covered under the license. In connection with this agreement, ARCH purchased 40,000 shares of the Company's Common Stock. Subsequent to this agreement, affiliates of ARCH made equity investments in Aviron, purchasing shares of the Company's Series A, B and C Preferred Stock, which automatically converted into a total of 222,799 shares of the Company's Common Stock upon the closing of the Company's initial public offering. ARCH has recently asserted an interpretation of the financial terms of this agreement with the Company, relating to the license by Aviron of its EBV technology to SmithKline Beecham, which would require the Company to pay ARCH one-half of any future or past payments (including sub-license fees and milestone payments) received by Aviron under the SB Agreement. The Company disputes ARCH's interpretation of the financial terms of the agreement. No assurance can be given, however, that the Company's interpretation will prevail. Failure of the Company to prevail could have a material adverse effect on the Company's business, financial condition or results of operations.

PATENTS AND PROPRIETARY RIGHTS

  Aviron believes that patent and trade secret protection is important to its business and that its future will depend in part on its ability to maintain its technology licenses, maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of others. The Company owns or has licensed rights to United States and foreign patents and patent applications covering aspects of technology relating to herpes viruses, including EBV, CMV, and HSV-2 and negative strand RNA viruses, such as influenza and RSV technologies. Aviron has acquired or licensed rights to over a dozen patent applications pending in the United States, and nine issued United States patents.

  The Company has no issued patents on the technology directly related to its cold adapted influenza vaccine. The Company's rights to this technology are substantially based on an exclusive worldwide license of materials and know-how from the University of Michigan, which owns the master strains from which the vaccine is derived, and on an exclusive license of know-how and clinical trial data from the NIH. Neither the University of Michigan nor the NIH rely on patents for ownership of the rights licensed to Aviron. There can be no assurance that a third party will not gain access to the University of Michigan master strains, or reproduce the Company's cold adapted influenza vaccine or develop another live-virus influenza vaccine which might be comparable to Aviron's in terms of safety and efficacy.

  The patent laws of European and certain other foreign countries generally do not allow for the issuance of patents for methods of treatment of the human body. To the extent the Company's patent portfolio includes claims for methods of treating humans, these methods may not be protectable in Europe and certain other foreign countries.

  The Company also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. Certain of the Company's licensors also rely on trade secrets to protect technology which has been licensed to Aviron, and as a result, the Company is dependent on the efforts of these licensors to protect such trade secrets. For example, the University of Michigan relies in part on trade secrets to protect the master strains of the cold adapted influenza virus used by the Company and the NIH relies in part on trade secrets to protect the master strains of the bPIV-3 virus. Aviron protects its proprietary technology and processes, in part, by confidentiality agreements or material transfer agreements with its employees, consultants, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its licensors will not otherwise become known or be independently discovered by competitors. To the extent that Aviron or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions.

  The Company's success also will depend in part on its ability to maintain its technology licenses, maintain trade secrets, obtain patents and operate without infringing the rights of others, both in the United States and in other countries. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability, cannot be predicted. There can be no assurance that any of the Company's or its licensor's patents or patent applications will issue, or if issued, will not be reexamined, reissued, opposed, challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. In May 1996, American Cyanamid Company filed an opposition to the grant of the Company's European patent with claims directed to chimeric negative strand RNA viruses and to methods of engineering these viruses to express foreign proteins and antigens. American Cyanamid Company primarily challenges the breadth of the claims which the Company was granted. While the Company is responding to the opposition, no assurance can be given as to the scope of the claims, if any, which the European Patent Office ultimately will find patentable. Failure of the Company to prevail in the opposition would impede the Company's ability to prevent competitors from using this technology in Europe.

  The commercial success of Aviron additionally will depend, in part, upon the Company's not infringing patents issued to others. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the areas of the Company's programs. Some of these applications or patents may limit the scope of claims issuing from the Company's applications, prevent certain claims from being issued, or conflict in certain respects with claims made under the Company's applications.

  The Company is aware of pending patent applications that have been filed by others that may pertain to certain aspects of the Company's programs, including the Company's influenza vaccine, or its issued or pending patent applications. The Company is aware of a claim by a third party regarding inventorship of subject matter claimed in a United States patent which, along with its related foreign counterpart patents and applications, is licensed to the Company and which is directed to certain aspects of technology relating to herpes viruses. This claim may also relate to a pending United States patent application, which is a continuation of the licensed patent. It is presently unclear whether this claim of inventorship is valid, and, if valid, it could affect ownership of the subject United States patent and patent application as well as their foreign counterparts. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. No assurance can be given that patents have not been issued, or will not be issued, to third parties that contain preclusive or conflicting claims with respect to the cold adapted influenza vaccine or any of the Company's other programs. The Company's breach of an existing license or failure to obtain a license to technology required to commercialize its products may have a material adverse effect on the Company's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or cease using such technology.

GOVERNMENT REGULATION

  Regulation by government authorities in the United States and other countries will be a significant factor in the manufacturing and marketing of any products that may be developed by the Company. All of the Company's products will require regulatory approval by government agencies prior to commercialization. The Company's vaccine products are subject to rigorous preclinical testing and clinical trial and other approval procedures by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products.

  The Company believes that its vaccine products will be classified by the FDA as "biologic products," as opposed to "drug products." The steps ordinarily required before a drug or biological product may be marketed in the United States include (a) preclinical testing and clinical trials; (b) the submission to the FDA of an IND, which must become effective before clinical trials may commence; (c) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug; (d) the submission to the FDA of a PLA; and
(e) FDA approval of the applications, including approval of all product labeling.

  Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that the lack of an objection means that the FDA will ultimately approve an application for marketing approval.

  Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with GLP under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspice of an IRB and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution conducting the clinical trial.

  Phase I clinical trials are generally performed in healthy human subjects. The goal of the Phase I clinical trials is to establish initial data about safety and tolerance of the vaccine in humans. Also, the data regarding the immune response to a vaccine may be obtained. In Phase II clinical trials, evidence is sought about the desired therapeutic efficacy of a drug or antibody, or the immune response to a vaccine, in limited studies with small numbers of carefully selected subjects. Efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data are also gathered from these studies. The Phase III clinical trial program consists of expanded, large-scale, multicenter studies of persons who are susceptible to the disease. The goal of these studies is to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosage regimen.

  All data obtained from this comprehensive development program are submitted as a PLA to the FDA and the corresponding agencies in other countries for review and approval. FDA approval of the PLA and the associated ELA is required before marketing may begin in the United States. The FDA will present to the Vaccine and Related Biological Products Advisory Committee documentation on most of Aviron's potential products for review and recommendation before PLA approval. Although the FDA's policy is to review priority applications within 180 days of their filing, in practice longer times may be required. The FDA frequently requests that additional information be submitted requiring significant additional review time. All proposed products of the Company will be subject to demanding and time-consuming PLA or similar approval procedures in the countries where the Company intends to market its products. These regulations define not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labelling and advertising, and marketing procedures. Effective commercialization also requires inclusion of the Company's products in national, state, provincial, or institutional formularies or cost reimbursement systems.

  FDA approval of the Company's potential products, including a review of the manufacturing processes and facilities used to produce such products, will be required before such products may be marketed in the United States. The process of obtaining approvals from the FDA can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy of the drug. Moreover, if regulatory approval of a drug product is granted, the approval will be limited to specific indications. There can be no assurance that approvals of the Company's proposed products, processes or facilities will be granted on a timely basis, if at all. Any failure to obtain or delay in obtaining such approvals would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, even if regulatory approval is granted, such approval may include significant limitations on indicated uses for which a product could be marketed.

  In addition to regulations enforced by the FDA, the Company also is subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Nuclear Regulatory Commission, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. The Company's research and development involves the controlled use of hazardous materials and chemicals. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, there can be no assurance that accidental contamination or injury from these materials will not occur. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

  Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in such countries. The approval procedure varies among countries, can involve additional testing, and the time required may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. The Company expects to rely on corporate partners and licensees, along with Company expertise, to obtain governmental approval in foreign countries of drug formulations utilizing its candidates.

  The Company believes that the approval process for vaccines may be longer than for other therapeutic products, since vaccines are administered to healthy individuals. In addition, regulatory scrutiny may be particularly intense for products, such as Aviron's cold-attenuated influenza vaccine, which are designed to be given to otherwise healthy children.

COMPETITION

  The Company operates in a rapidly evolving field. Any product developed by the Company would compete with existing and new drugs and vaccines being created by pharmaceutical, biopharmaceutical and biotechnology companies. If the Company were able to successfully develop its vaccines, it would be competing with larger companies that have already introduced vaccines and have significantly greater marketing, sales, manufacturing, financial and managerial resources. For example, with respect to its cold adapted influenza vaccine, the Company will be competing against larger companies such as Pasteur Merieux Connaught, Wyeth-Ayerst, Parke-Davis and Evans, the supplier of the Company's cold adapted influenza vaccine. Each of these companies sells the inactivated injectable influenza vaccine in the United States, has significantly greater financial resources than Aviron and has established marketing and distribution channels for such products. The Company is also aware of several companies that are marketing or are in late-stage development of products to prevent HSV disease, including Glaxo, SmithKline Beecham and Chiron Biocine Corporation. In addition, the Company is also aware of the use in Russia of a cold adapted influenza vaccine, research programs by some of the competitors listed above, among others, to develop more effective influenza vaccines and a cold adapted PIV-3 vaccine developed with NIH support which may be licensed to a large vaccine company.

  New developments are expected to continue in both the pharmaceutical and biotechnology industries and in academia. Other companies may succeed in developing products that are safer, more effective or less costly than any that may be developed by the Company. Such companies may also be more effective than the Company in the production, marketing and sales of their products. Furthermore, rapid technological development by competitors may result in the Company's products becoming obsolete before the Company is able to recover its research, development or commercialization expenses incurred in connection with any such product. Many potential competitors have substantially greater financial, technical and marketing resources than the Company. Some of these companies also have considerable experience in preclinical testing, clinical trials and other regulatory approval procedures. Moreover, certain academic institutions, government agencies and other research organizations are conducting research in areas in which the Company is working. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. These institutions may also market competitive commercial products on their own or through joint ventures.

  Aviron believes that competition in the markets it is addressing will continue to be intense. The vaccine industry is characterized by intense price competition, and the Company anticipates that it will face this and other forms of competition. There can be no assurance that pharmaceutical, biopharmaceutical and biotechnology companies will not develop more effective products than those of the Company or will not market and sell their products more effectively than the Company, which would have a material adverse effect on the Company's business, financial condition and results of operations.

PHARMACEUTICAL PRICING AND REIMBURSEMENT

  Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Recent initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause the Company or its collaborative partners to limit or eliminate spending on development projects. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. Aviron cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

  In both domestic and foreign markets, sales of the Company's proposed vaccines will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, other third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable Aviron to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's potential products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  Several of the Company's proposed vaccines are intended for use in children. Widespread use of these proposed vaccines is unlikely without recommendations for their use in childhood immunization programs from authorities such as the ACIP, the American Academy of Pediatrics and the American College of Physicians. The ACIP has a role in making recommendations which affect the market for most, if not all, of the products Aviron intends to make. The CDC develops epidemiologic data in support of the need for new vaccines and monitors vaccine usage and changes in disease incidence. In addition, CDC staff frequently act as key advisors to the FDA in their review process. There can be no assurance that such authorities will recommend the use of the Company's proposed products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

  As of June 30, 1997, the Company had 62 full-time employees. Thirty-five of the Company's employees were in research and development, nine were in regulatory affairs, quality assurance and quality control, six were in clinical research and 12 were in administration. No Company employee is represented by a labor union, and the Company has not experienced any work stoppages. The Company considers its employee relations to be good.

FACILITIES

  Aviron leases approximately 52,800 square feet of office and laboratory space in Mountain View, California. The Company has leased this facility through October 2005 and has two options to extend the lease for successive five-year terms. The Company currently subleases approximately 13,000 square feet of space to two subtenants. One sublease runs through March 1998 and may be extended or renegotiated at Aviron's discretion; one sublease for 6,667 square feet runs through December 1997 and may be extended or renegotiated at Aviron's discretion. The Company believes that this facility is adequate to meet its needs for the foreseeable future.

SCIENTIFIC ADVISORY BOARD

  Aviron's scientific advisors are consultants who each devote six to 20 days per year to the Company. Some meet frequently with Company employees to discuss specific projects and others participate primarily via the Company's two annual meetings of the Scientific Advisory Board.

  Ann Arvin, M.D., Professor of Pediatrics, Microbiology and Immunology at the Stanford University School of Medicine, has been a member of the Company's Scientific Advisory Board since 1992. Dr. Arvin has conducted research on the epidemiology of maternal-to-infant transmission of HSV-2 and she directs one of the leading laboratories in the study of the interaction of the human immune system with the varicella zoster (chicken pox) virus in natural and vaccine infections.

  Harry Greenberg, M.D., Professor of Medicine, Microbiology and Immunology and Chief of the Division of Gastroenterology and Associate Chairman for Academic Affairs, Department of Medicine at the Stanford University School of Medicine, has been a member of the Company's Scientific Advisory Board since 1992. Dr. Greenberg's research deals with the immunology and pathogenesis of the principal viruses which cause infectious diarrhea and hepatitis.

  Elliot Kieff, M.D., Ph.D., Albee Professor of Medicine, Microbiology and Molecular Genetics and Chairman of the Virology Program at Harvard University, and Director of Infectious Disease at the Brigham and Women's Hospital, has been a member of the Company's Scientific Advisory Board since 1992. Dr. Kieff's laboratory conducts research on the molecular mechanisms of how EBV is a contributory cause of cancer in humans.

  Joshua Lederberg, Ph.D., the Raymond and Beverly Sackler Foundation Scholar and former President of The Rockefeller University, has been a member of the Company's Scientific Advisory Board since 1992. He received the Nobel Prize in Physiology or Medicine for his discovery of genetic recombination in bacteria. His laboratory at the Rockefeller University studies molecular genetics and he is active in formulation of national policy concerning emerging infections.

  Hunein F. Maassab, Ph.D., Chairman of the Department of Epidemiology, School of Public Health, at the University of Michigan, has been a member of the Company's Scientific Advisory Board since 1995. He is the inventor of the cold adapted influenza vaccine licensed to the Company by the University of Michigan and has published numerous papers on this subject. His laboratory is studying the molecular basis of influenza virus attenuation and is involved in development of new vaccines for other respiratory viruses.

  Edward Mocarski, Jr., Ph.D., Professor and Chairman of the Department of Microbiology and Immunology at the Stanford University School of Medicine, has been a member of the Company's Scientific Advisory Board since 1992. His laboratory engineered the first recombinant CMV providing the first demonstration of this virus as a vector and is one of the leading groups conducting research on CMV gene regulation.

  Peter Palese, Ph.D., a founder of the Company and member of the Scientific Advisory Board since 1992, is Professor and Chairman of the Department of Microbiology at The Mount Sinai School of Medicine of the City University of New York. His laboratory developed the first successful strategy for making genetically engineered influenza viruses. This invention is the subject of a United States patent issued in 1992 covering the genetic engineering of negative strand RNA viruses rights to which patent have been acquired by the Company. Dr. Palese's research group has been responsible for developing a genetic map for influenza virus, elucidating the function of viral proteins, and the creation of recombinant influenza strains which demonstrate the use of this virus as a vector.

  Gerald V. Quinnan, Jr., M.D., Professor of Preventive Medicine, Medicine and Microbiology, Department of Preventive Medicine and Biometrics at the Uniformed Services University of the Health Sciences in Bethesda, Maryland, has been a member of the Company's Scientific Advisory Board since 1995. Dr. Quinnan was employed by the FDA from 1977 until 1993. From 1980 to 1988, he was Director of the Virology Division, subsequently serving as Deputy Director and Acting Director, of the Center for Biologics Evaluation and Research. Dr. Quinnan's research concerns aspects of HIV immunology related to vaccine development.

  Bernard Roizman, Sc.D., a founder and director of the Company and member of the Scientific Advisory Board since 1992, is the Joseph Regenstein Distinguished Service Professor of the Departments of Molecular Genetics and Cell Biology and of Biochemistry and Molecular Biology at The University of Chicago. His laboratory is a leading center of research on neurovirulence of the herpes simplex viruses, created the first example of a large DNA virus which had been genetically engineered and provided the first demonstration of herpes simplex virus as a vector. Dr. Roizman is a member of the United States National Academy of Sciences. The Company's HSV-2 vaccine program is based on patented technology developed in his laboratory, licensed to Aviron.

  John Skehel, Ph.D., FRS, Director of the National Institute of Medical Research of the Medical Research Council and the WHO Influenza Surveillance Center in Mill Hill near London, has been a member of the Company's Scientific Advisory Board since 1992. His laboratory has contributed new knowledge on the structure of the influenza virus as well as the molecular epidemiology of this virus.

  Richard Whitley, M.D., a founder of the Company and member of the Scientific Advisory Board since 1992, is Professor of Pediatrics, Microbiology, and Medicine and Vice Chairman of the Department of Pediatrics at the University of Alabama School of Medicine in Birmingham. He has conducted pharmacologic and clinical studies on many antiviral drugs and his laboratory is a leading center of research on the mechanism by which herpes simplex virus causes disease, and he is studying the use of modified herpes viruses to treat brain cancer. Dr. Whitley is former Chairman of the NIH Data Monitoring and Safety Committee for AIDS Therapy and a member of the Committee on Infectious Disease of the American Academy of Pediatrics (The Redbook Committee).

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder in the offering.

                                DIVIDEND POLICY

     Aviron has never paid any cash dividends on its Common Stock. The Company presently intends to retain earnings for use in its business and therefore does not anticipate paying cash dividends in the foreseeable future.

                              SELLING STOCKHOLDER

     The following table sets forth the name of the Selling Stockholder, the number of shares of Common Stock owned beneficially by the Selling Stockholder as of December 3, 1997 and the number of shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholder. The Selling Stockholder may sell all, some or none of their Common Stock being offered.

                          SHARES BENEFICIALLY      NUMBER      SHARES BENEFICIALLY
                             OWNED PRIOR TO       OF SHARES        OWNED AFTER
                              OFFERING(1)           BEING         OFFERING(1)(3)
                         ----------------------               ----------------------
NAME                      NUMBER     PERCENT(2)    OFFERED     NUMBER    PERCENT(2)
----                     ---------   -------      ---------   --------   --------

Biotech Target, S.A....  2,385,286    14.85%      1,714,286    671,000     4.18%

(1) The entity named in the table has sole voting and investment power with respect to all shares beneficially owned.

(2) Applicable percentage of ownership is based on 16,060,955 shares of Common Stock outstanding on December 3, 1997. Assumes the sale of all shares offered hereby. See "Plan of Distribution."

(3) Assumes the sale of all shares offered hereby.


                              PLAN OF DISTRIBUTION

     The Company is registering the shares of Common Stock offered by the Selling Stockholder hereunder pursuant to contractual registration rights contained in the Common Stock Purchase Agreement between Aviron and Biotech Target, S.A. executed on March 27, 1997 (the "Stock Purchase Agreement"). Sales may be made on the Nasdaq National Market or in private transactions or in a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholder may from time to time enter into short sales and use the shares registered hereunder to cover such short positions. The Selling Stockholder may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (which compensation to a particular broker-dealer may be in excess of customary commissions). The Selling Stockholder and any persons who participate in the distribution of the Common Stock offered hereby may be deemed to be underwriters within the meaning of the Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The Company has agreed in the Stock Purchase Agreement to register the shares of Aviron Common Stock received by the Selling Stockholder pursuant to the Stock Purchase Agreement under applicable Federal and state securities laws under certain circumstances and at certain times. Pursuant to such agreement, the Company has filed a registration statement related to the shares offered hereby and has agreed to keep such registration statement effective until the earlier of (i) March 27, 1999; or (ii) the sale of all the securities registered thereunder or (iii) such time as all shares may be sold without restriction under Rule 144. The Company will pay substantially all of the expenses incident to the offering and sale of the Common Stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. Such expenses (excluding such commissions and discounts), are estimated to be $45,000. The Stock Purchase Agreement provides for cross-indemnification of the Selling Stockholder and the Company to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Common Stock.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California. Cooley Godward LLP possesses a warrant for 16,666 shares of the Company's Common Stock. Certain attorneys at Cooley Godward LLP who have performed services for the Company own approximately an aggregate of 1,780 shares of Common Stock.

                                    EXPERTS

     The financial statements of Aviron appearing in Aviron's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in this report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===========================================================

NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS
BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING MADE
HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN
OR MADE, SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT
AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                 ------------------------

                   TABLE OF CONTENTS

                                             PAGE
                                             ----


Available Information.......................   3
Additional Information......................   3
Incorporation of Certain
Documents by Reference......................   3
Risk Factors................................   8
The Company.................................  20
Use of Proceeds.............................  49
Dividend Policy.............................  49
Selling Stockholder.........................  50
Plan of Distribution........................  50
Legal Matters...............................  51
Experts.....................................  51

===========================================================

===========================================================

                        1,714,286 SHARES



                             AVIRON



                           COMMON STOCK



                     ----------------------

                            PROSPECTUS

                     -----------------------




                         December 5, 1997




===========================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses payable by the Registrant in connection with the sale, issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee. None of these expenses will be paid by the Selling Securityholder.

     SEC Registration Fee..............   $15,000
     Printing Expenses.................     5,000
     Legal Fees and Expenses...........    15,000
     Accounting Fees and Expenses......    10,000

     Total.............................   $45,000
                                           ------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law, Aviron has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Act. Aviron's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent not prohibited by Delaware General Corporation Law.

     Aviron's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to Aviron and its stockholders. These provisions do not eliminate the director's duty of care, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for any transaction from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


 EXHIBIT
  NUMBER           DESCRIPTION OF DOCUMENT
 -------           -----------------------
   1.1       Form of Underwriting Agreement.(1)
   3.1       Bylaws of the Registrant. (2)
   3.2       Restated Certificate of Incorporation of the Registrant. (2)
   4.1       Reference is made to Exhibits 3.1 and 3.2.
   4.2       Specimen Stock Certificate. (1)
   4.3 Warrant for Series A Preferred Stock, issued to The Mount Sinai School of Medicine of the City of New York. (1)
   4.4 Warrant for Series A Preferred Stock, issued to The Mount Sinai School of Medicine of the City of New York. (1)
   4.5 Warrant for Series A Preferred Stock, issued to The Mount Sinai School of Medicine of the City of New York. (1)
   4.6 Warrant for Series A Preferred Stock, issued to The Mount Sinai School of Medicine of the City of New York. (1)
   4.7 Warrant for Series C Preferred Stock, issued to Raymond, James & Associates. (1)
   4.8 Investors Rights Agreement, dated July 18, 1995, among the Registrant and the investors named thereon. (1)
   4.9 Common Stock Purchase Agreement between the Registrant and Biotech Target, S.A., dated as of March 27, 1997. (3)
  4.10 Rights Agreement between the Registrant and BankBoston, N.A., dated as of October 8, 1997.(5)
   5.1       Opinion of Cooley Godward LLP.
 +10.1 License Agreement between the Registrant and ARCH Development Corporation, dated July 1, 1992. (1)
 +10.2 Technology Transfer Agreement between the Registrant and The Mount Sinai School of Medicine of the City University of New York, dated February 9, 1993. (1)
 +10.3 Materials Transfer and Intellectual Property Agreement between the Registrant and the Regents of the University of Michigan, dated February 24, 1995. (1)
 +10.4 Stock Transfer Agreement between the Registrant and the Regents of the University of Michigan, dated February 24, 1995. (1)
 +10.5 Development and License Agreement between the Registrant and Sang-A Pharm. Co., Ltd., dated May 3, 1995. (1)
 +10.6 Cooperative Research and Development Agreement, between the Registrant and the National Institute of Health, dated May 30, 1995
             (1)
 +10.7 Heads of Agreement between the Registrant and SmithKline Beecham Biologicals S.A., dated October 8, 1995. (1)
 +10.8 Manufacturing and Development Agreement between the Registrant and Evans Medical Limited, dated November 7, 1995. (1)
  10.9       1996 Equity Incentive Plan. (1)
  10.10      1996 Non-Employee Directors' Stock Option Plan. (1)
  10.11      1996 Employee Stock Purchase Plan. (1)
  10.12 Industrial Lease between the Registrant and the Vanni Business Park General Partnership, dated August 29, 1995. (1)
 +10.13 First Amendment to License Agreement between the Registrant and ARCH Development Corporation, dated March 15, 1996. (1)
 +10.14 Biological Materials License Agreement between the Registrant and the National Institutes of Health, dated May 31, 1996. (1)
 +10.15 Contract Manufacture Agreement between the Registrant and Evans Medical Limited, dated as of April 16, 1997. (4)
++10.16 Production Agreement between the Registrant and Packaging Coordinators, Inc. dated as of October 31, 1997.
  10.17 Facility Reservation Agreement between the Registrant and Packaging Coordinators, Inc. dated as of October 31, 1997.
  23.1       Consent of Ernst & Young LLP, Independent Auditors.
  23.2       Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

------------------
 +    Confidential treatment has been granted for portions of this exhibit
++    Confidential treatment has been requested for portions of this exhibit.
(1) Incorporated by reference to the correspondingly numbered exhibit to the Company's Registration Statement on Form S-1, File No. 333-05209, filed June 5, 1996, as amended.
(2) Incorporated by reference to the correspondingly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, File No. 0-20815, filed December 20, 1996.
(3) Incorporated by reference to the correspondingly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 0-20815, filed May 15, 1997.
(4) Incorporated by reference to the correspondingly numbered exhibit to the Company's Current Report on Form 8-K File No. 0-20815, dated April 16, 1997 and filed July 21, 1997.
(5) Incorporated by reference to the correspondingly numbered exhibit to the Company's Current Report on Form 8-K File No. 0-20815, dated October 8, 1997 and filed October 10, 1997.


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on December 4, 1997.

                                         AVIRON


                                         By /s/ J. Leighton Read, M.D.
                                           _____________________________________
                                              J. Leighton Read, M.D.
                                              Chairman of the Board &
                                              Chief Executive Officer
                                              (Principal Executive Officer)


                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Leighton Read, M.D. and Vera Kallmeyer, M.D., Ph.D. and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents, in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capabilities and on the date indicated.

          SIGNATURE                            TITLE                           DATE
          ---------                            -----                           ----

/s/ J. Leighton Read, M.D.       Chairman of the Board & Chief             December 4, 1997
------------------------------   Executive Officer (Principal Executive
J. Leighton Read, M.D.           Officer)

/s/ Vera Kallmeyer, M.D., Ph.D.  Chief Financial Officer (Principal        December 4, 1997
------------------------------   Financial and Accounting Officer)
Vera Kallmeyer, M.D., Ph.D.

/s/ Reid W. Dennis               Director                                  December 4, 1997
------------------------------
Reid W. Dennis

/s/ Paul H. Klingenstein         Director                                  December 4, 1997
------------------------------
Paul H. Klingenstein

/s/ Bernard Roizman, Sc.D.       Director                                  December 4, 1997
------------------------------
Bernard Roizman, Sc.D.

/s/ L. James Strand, M.D.        Director                                  December 4, 1997
------------------------------
L. James Strand, M.D.

/s/ Jane E. Shaw, Ph.D.          Director                                  December 4, 1997
-----------------------------
Jane E. Shaw, Ph.D.

                              INDEX TO EXHIBITS

 EXHIBIT
  NUMBER           DESCRIPTION OF DOCUMENT
 -------           -----------------------
   1.1       Form of Underwriting Agreement.(1)
   3.1       Bylaws of the Registrant. (2)
   3.2       Restated Certificate of Incorporation of the Registrant. (2)
   4.1       Reference is made to Exhibits 3.1 and 3.2.
   4.2       Specimen Stock Certificate. (1)
   4.3 Warrant for Series A Preferred Stock, issued to The Mount Sinai School of Medicine of the City of New York. (1)
   4.4 Warrant for Series A Preferred Stock, issued to The Mount Sinai School of Medicine of the City of New York. (1)
   4.5 Warrant for Series A Preferred Stock, issued to The Mount Sinai School of Medicine of the City of New York. (1)
   4.6 Warrant for Series A Preferred Stock, issued to The Mount Sinai School of Medicine of the City of New York. (1)
   4.7 Warrant for Series C Preferred Stock, issued to Raymond, James & Associates. (1)
   4.8 Investors Rights Agreement, dated July 18, 1995, among the Registrant and the investors named thereon. (1)
   4.9 Common Stock Purchase Agreement between the Registrant and Biotech Target, S.A., dated as of March 27, 1997. (3)
  4.10 Rights Agreement between the Registrant and BankBoston, N.A., dated as of October 8, 1997.(5)
   5.1       Opinion of Cooley Godward LLP.
 +10.1 License Agreement between the Registrant and ARCH Development Corporation, dated July 1, 1992. (1)
 +10.2 Technology Transfer Agreement between the Registrant and The Mount Sinai School of Medicine of the City University of New York, dated February 9, 1993. (1)
 +10.3 Materials Transfer and Intellectual Property Agreement between the Registrant and the Regents of the University of Michigan, dated February 24, 1995. (1)
 +10.4 Stock Transfer Agreement between the Registrant and the Regents of the University of Michigan, dated February 24, 1995. (1)
 +10.5 Development and License Agreement between the Registrant and Sang-A Pharm. Co., Ltd., dated May 3, 1995. (1)
 +10.6 Cooperative Research and Development Agreement, between the Registrant and the National Institute of Health, dated May 30, 1995
             (1)
 +10.7 Heads of Agreement between the Registrant and SmithKline Beecham Biologicals S.A., dated October 8, 1995. (1)
 +10.8 Manufacturing and Development Agreement between the Registrant and Evans Medical Limited, dated November 7, 1995. (1)
  10.9       1996 Equity Incentive Plan. (1)
  10.10      1996 Non-Employee Directors' Stock Option Plan. (1)
  10.11      1996 Employee Stock Purchase Plan. (1)
  10.12 Industrial Lease between the Registrant and the Vanni Business Park General Partnership, dated August 29, 1995. (1)
 +10.13 First Amendment to License Agreement between the Registrant and ARCH Development Corporation, dated March 15, 1996. (1)
 +10.14 Biological Materials License Agreement between the Registrant and the National Institutes of Health, dated May 31, 1996. (1)
 +10.15 Contract Manufacture Agreement between the Registrant and Evans Medical Limited, dated as of April 16, 1997. (4)
++10.16 Production Agreement between the Registrant and Packaging Coordinators, Inc. dated as of October 31, 1997.
  10.17 Facility Reservation Agreement between the Registrant and Packaging Coordinators, Inc. dated as of October 31, 1997.
  23.1       Consent of Ernst & Young LLP, Independent Auditors.
  23.2       Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

------------------
 +    Confidential treatment has been granted for portions of this exhibit
++    Confidential treatment has been requested for portions of this exhibit.
(1) Incorporated by reference to the correspondingly numbered exhibit to the Company's Registration Statement on Form S-1, File No. 333-05209, filed June 5, 1996, as amended.
(2) Incorporated by reference to the correspondingly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, File No. 0-20815, filed December 20, 1996.
(3) Incorporated by reference to the correspondingly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 0-20815, filed May 15, 1997.
(4) Incorporated by reference to the correspondingly numbered exhibit to the Company's Current Report on Form 8-K File No. 0-20815, dated April 16, 1997 and filed July 21, 1997.
(5) Incorporated by reference to the correspondingly numbered exhibit to the Company's Current Report on Form 8-K File No. 0-20815, dated October 8, 1997 and filed October 10, 1997.